Prospectus	Files pursuant to Rule 424 (b) (i)
SEC File No. 333-108218

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. STANFORD MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE (THE “EFFECTIVE DATE”). THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFERING OR SALE IS NOT PERMITTED.

A Minimum of 250,000, Maximum 1,000,000 shares
STANFORD MANAGEMENT LTD.
Common Stock

Stanford is offering a minimum of 250,000 shares of its common stock and a maximum of 1,000,000 shares of its common stock, par value of $0.001, for $0.20 per share. This will result in minimum proceeds of $50,000 and maximum proceeds of $200,000. All dollar amounts referenced herein refer to United States dollars.
	Price to the Public	Underwriters’ discount and commission	Proceeds to Stanford Before expenses

Per share to the general public	$ 0.20	$ Nil	$ 0.20
Minimum offering	$ 50,000	$ Nil	$ 50,000
Maximum offering	$ 100,000	$ Nil	$ 200,000

Stanford is making this offering of up to 1,000,000 common shares with a minimum offering of 250,000 common shares on a self-underwritten basis by the directors and officers of Stanford. No use of funds will occur until the minimum funds have been raised and if the minimum offering has not been subscribed to within 24 months all money raised will be returned to the investors without any interest accrued thereon. The funds will be held in trust by Gregory S. Yanke Law Corporation, 200-675 West Hastings St., Vancouver, B.C., Canada, until the minimum offering of $50,000 has been subscribed for. The minimum offering by an investor will be $200 and Stanford can terminate this offering at any time.

Before this offering, there has been no public market for Stanford’s common stock and its stock is not currently traded on any exchange or quotation system. If is Stanford’s intention to seek a market maker to apply for a quotation on the OTC Bulletin Board in the United States, also known as the OTCBB, following the effective date of this prospectus.

THE SECURITIES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. THE READER SHOULD CAREFULLY CONSIDER THE FACTORS DESCRIBED UNDER THE HEADING “RISK FACTORS” BEGINNING ON PAGE 6.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

STANFORD HAS NO AFFILIATIONS WITH STANFORD UNIVERSITY.
The date of this prospectus is October 17, 2006

Dealer Prospectus Delivery Obligation

Until January 17, 2007, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY AND RISK FACTORS

STANFORD MANAGEMENT LTD.
(“Stanford”)
Suite 420 - 625 Howe Street
Vancouver, British Columbia
Canada, V6C 2T6
(Tel: 604-719-8129)

Stanford is a company without revenue, with little or no assets and having incurred losses since its inception. The only source of funds to Stanford has been from the sale of shares in its capital stock and loans made from affiliates.

Stanford will register the common stock under the 1934 Act when the offering period beings; being the date of this prospectus. Stanford is a “small business issuer” as defined under Regulation S-B adopted under the Securities Act of 1933, as amended, and will file reports with the SEC pursuant to the 1934 Act on forms applicable to small business issuers: being Forms 10-KSB, 10-QSB, Form 3 and 5 and any other forms required, on a timely basis to be filed with the SEC.

Stanford intends to furnish annual reports to stockholders containing audited financial statements, quarterly reports and such other periodic reports as it may determine to be appropriate.

Stanford has ownership interest in the mineral rights on the claim called the “SF” claim. During the next several years, Stanford will explore the SF claim. Stanford’s objectives are more fully described elsewhere in the Prospectus. Stanford is considered an “pre-exploration stage company” since there is no assurance that a commercially viable mineral deposit, a reserve (refer to next three paragraphs), exists on the SF claim until appropriate exploration work is done and a comprehensive study based upon such work concluded legal and economic feasibility.

A reserve is part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of “ore” when dealing with metalliferous minerals. Reserves are classified as follows:

Proven (Measured) Reserves: Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Probable (Indicated) Reserves: Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measure) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Stanford was incorporated under the laws of the State of Delaware on September 24, 1998. Currently, Stanford has three directors, Glen Macdonald, William Nielson and Vera McCullough. Stanford did not have sufficient capital in 2000 and 2001 to pay the annual costs to the State of Delaware and therefore on May 16, 2002 Stanford filed a Certificate of Renewal and the Revival of the Certificate of Incorporation to ensure it was in good standing in the State of Delaware.

Stanford originally considered the development of a software protocol program for the restaurant industry, whereby a wireless menu system could be implemented. The system would be designed to be compliant with Palm Pilots ® which are currently readily available and widely used in the market for personal hand-held devices. Such a software protocol program would eliminate the need to develop a proprietary software program, which in turn would require design and manufacture of specific special purpose hardware components. The concept of this software program was dispensed with after several years due to a general lack of interest on the part of restaurants. Stanford decided to obtain a mineral property in British Columbia for exploration as more fully described elsewhere in this prospectus.

Stanford acquired on January 12, 2001 a 100% interest in the mineral rights to the “SF” claim, which will be explored for gold, platinum or other commercial minerals such as zeolite and bentonite. Stanford acquired these rights to the SF claim by “staking” (refer to “Exploration of the SF Claim” for a definition of staking). The land is owned by the Crown; being the Province of British Columbia, who granted the mineral rights for a twelve month period to Stanford once the staking has occurred and been filed with the Gold Commissioner’s Office, except for placer and coal rights. Every twelve months either work has to be done on the SF claim or cash paid in lieu to extend the rights to the minerals. The mineral rights to the SF claim will expire on January 12, 2007 unless a minimum of $3,510 is spent on exploration work or cash is paid in lieu of exploration work to the Ministry of Mines and Energy for the Province of British Columbia. Stanford does not have ownership to the land itself; only to the mineral rights thereon.

Placer minerals comprise such minerals as gold, silver and platinum which remain near their original location after the effect of long continued weathering or the action of water has broken down the constituents. The more resistant minerals, such as gold, silver and platinum, will collect nearer to the outcrop while the softer and less resistant minerals are carried away by the forces of erosion. Some of the normal ways of recovering placer minerals is by way of panning (by extracting material from the bottom of a stream and washing the lighter minerals out of the pan by hand with the circulation of water the heavier minerals remain behind), sluicing (the placer gravel is shoveled into the head of an elongated sluice box which is inclined and has various configurations of bars and traps across the bottom called riffles which hold the heavier minerals as the water washes out the lighter minerals), hydraulicking (a stream of water under great pressure is directed against the base of the placer gravel bank thereby collapsing the bank, disintegrating the gravel and washing the broken material to and through sluice boxes situated in convenient positions downslope) and dredging (method of removing material which is submerged in streams and water bodies by use of a floating machine). The latter two methods are not suitable for the SF claim. Stanford does not have a claim or lease for placer minerals.

Stanford has the rights to the minerals on the SF claim other than placer minerals and coal. In other words, Stanford has the rights to explore for minerals below the surface but cannot extract minerals found on the surface of the SF claim. Under the Mineral Tenure Act of British Columbia, Stanford would have to stake the SF claim for placer minerals. Once this staking is completed Stanford could use either panning or sluicing to extract minerals from Collins Gulch Creek which flows through the claim. If Stanford only had the placer claim rights then production would be limited to 2,000 cubic metres of paydirt each year. Under a placer lease, which is a higher form of tenure than a claim, there is no production limit and the issue lease cannot be challenged under the Mineral Tenure Act. Title to a lease is therefore only issued when the ground and title to be held by the leasehold has been verified to a higher standard than that required of a claim. This is achieved by means of a survey. Components of the survey are:

-	conduct the historical research to determine those titles which may affect the ground to be acquired by the lease;

-	verification of the legal posts of those titles on the ground; and

-	produce a survey plan from the collected data.

The majority of the SF claim has not been staked for placer minerals and does not contain a placer lease over the claim. Until Stanford has completed its initial exploration work on the SF claim, no decision will be made to stake the claim for placer minerals and no survey will be undertaken to obtain a placer lease.

Stanford will begin an exploration program on its claim contingent on the success of this Offering. The exploration program will cost Stanford $21,550 (refer to page 40) and if the exploration program is successful, Stanford will undertake a further exploration program on the SF claim.

The date of expiration of the SF claim is January 12, 2007.

SUMMARY FINANICAL INFORMATION

	Nine months ended May 31, 2006 (Unaudited)	Date of Inception Sept. 24, 1998 to May 31,2006 (Unaudited)	Year ended Aug. 31, 2005	Date of Inception Sept. 24, 1998 to Aug. 31, 2005	Year Ended Aug. 31, 2004
Statement of Expenses Information:
Revenue	Nil	Nil	Nil	Nil	Nil
Net Losses	(29,280)	(197,937)	(36,602)	(168,657)	(33,983)
Total Operating Expenses	29,280	197,937	36,602	168,657	33,983
Staking and Exploration	3,722	13,470	3,510	9,748	1,544
General and Administrative	25,558	184,467	33,092	158,909	32,439
	As of May 31, 2006 (Unaudited)	As of May 31,2006 (Unaudited)	As of Aug. 31, 2005	As of Aug. 31, 2005	As of Aug. 31 2004
Balance Sheet Information:
Cash	Nil	Nil	Nil	Nil	Nil
Total Assets	Nil	Nil	Nil	Nil	Nil
Total Liabilities	94,837	94,837	75,007	75,007	51,005
Stockholders’ (deficit)	(94,837)	(94,837)	(75,007)	(75,007)	(51,005)

Our selected financial data for Fiscal 2005 ended August 31st and for Fiscal 2004 ended August 31st was derived from our financial statements that have been audited by Dal Matheson Carr-Hilton LaBonte, independent Chartered Accountants, as indicated in their audit report.

Our selected financial data for the nine months ended May 31, 2006 was derived from our financial statements that have been reviewed by Dale Matheson Carr-Hilton, independent Chartered Accountants.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The number of common shares currently outstanding are 2,385,500.

Other than the directors and officers, Stanford does not have any employees, either full or part time.

RISK FACTORS

Any potential investor should carefully consider the risks described below and other information in this prospectus If any of the following risks occur, Stanford’s business, results of operation and financial condition could seriously be harmed. Stanford’s common stock does not have any value until it obtains a quotation on a recognized stock exchange. Stanford’s share value could decline below the offering price in this Prospectus even if it obtains a quotation on a stock exchange due to the following risk factors.

RISKS ASSOCIATED WITH THIS OFFERING

1	If Stanford raises $50,000 from subscribers, there would not be sufficient funds to allow it to continue in business.

If only $50,000 in subscriptions is raised, the working capital position would be $1,950. There would be no additional money to pay future debt obligations as they became due and payable. This being the case, Stanford would either have to raise more money under this Offering or consider whether it will be able to continue as a going concern. New investors should give careful consideration to whether they wish to invest in a company which might not be able to raise sufficient funds to continue in business.

2.
This offering is being self-underwritten by Stanford with no independent due diligence undertaken by either a qualified independent third party or a broker-dealer to determine if the assets, future income potential and capabilities of management are present to support the offering price under this Prospectus.

Stanford has decided to self-underwrite this Offering and thereby has eliminated any opportunity for a qualified independent third party such as a broker-dealer’s legal counsel or the broker-dealer itself to examine the records of Stanford, discuss with management its future strategy and assess the assets and future income potential before making a decision whether the price under this Offering is reasonable. Without an independent review, Stanford might find it difficult to attract investors for this Offering since investors might be unsure whether the price per share is reasonable or not and if Stanford is unable to raise capital it might hinder the exploration activities planned for of the SF claim. New investors are relying on Stanford’s management to set a reasonable share price under this Offering and without independent verification by a broker-dealer or an independent third party there is no assurance that the price set herein is reasonable.

3.	The present shareholders have paid $0.001 per share whereas the new investors will be paying $0.20 per share.

Originally all shares were sold for $0.001 per share; a price considerably below the Offering price under this prospectus. With this type of discrepancy, it might be difficult for Stanford to attract new investors who might not wish to contribute the majority of the money to Stanford for a considerably lesser number of shares (refer to Item 6 - Dilution). With this fact in mind, new investors should consider that if, and when, Stanford’s shares are quoted on an exchange the existing shareholders could commence selling their shares at prices substantial below the Offering price herein and still make a profit.

4. Stanford’s share price will be subject to the Penny Stock Rule which will result in any broker-dealer involved in Stanford’s shares having increased administrative responsibilities which will have a negative effect on both Stanford ability to raise funds and an investor’s ability to purchase or selling his shares.

Stanford’s common stock is considered to be a “penny stock” because it meets one or more of the definitions in SEC Rule 3a51-1:

(i)	it has a price of less than five dollars per share;

(ii)	it is not traded on a recognized national exchange;

(iii)	it is not quoted on a National Association of Securities Dealers, Inc. (“NASD”) automated quotation system (NASDAQ), or even if so, has a price less than five dollars per share; or

(iv)
is issued by a company with net tangible assets of less that $2,000,000, if in business more than three years continuously, or
$5,000,000, if the business is less than three years continuously, or with average revenues of less than $6,000,000 for the past three years.

A broker-dealer will have to undertake certain administrative functions required when dealing in a penny stock transaction. Disclosure forms detailing the level of risk in acquiring Stanford’s shares will have to be sent to an interested investor, current bid and offer quotations will have to be provided with an indication as to what compensation the broker-dealer and the salesperson will be receiving from this transaction and a monthly statement showing the closing month price of the shares being held by the investor. In addition, the broker-dealer will have to receive from the investor a written agreement consenting to the transaction. This additional administrative work might make the broker-dealer reluctant to participate in the purchase and sale of Stanford’s shares.

From Stanford’s point of view, being subject to the Penny Stock Rule could make it extremely difficult for it to attract new investors for future capital requirements since many financial institutions are restricted under their by-laws from investing in shares under a certain dollar amount. Ordinary investors might not be willing to subscribe to shares in the capital stock of Stanford due to the uncertainty as to whether the share price will ever be able to be high enough that the Penny Stock Rule is no longer a concern.

Any new investor purchasing shares under this Offering might consider whether they will be able to sell their shares at the price of this Offering or higher since if no broker-dealer becomes involved with Stanford and Stanford is unable to raise future investment capital the price per share may deteriorate to a point that an investor’s entire investment could be lost.

RISKS ASSOCIATED WITH STANFORD

1.	Stanford has a limited operating history in which new investors can value the performance of Stanford, its management and its future expectations.

Stanford commenced its operations in 1998 but only became involved in the mineral exploration industry in January 2001. With no past operating history, any meaningful evaluation of Stanford is difficult. Having been mainly inactive since its inception, Stanford is basically a start-up company and therefore there is no history available which will allow a new investor to assess its business plan, its management and its future operations. Without these three factors, a new investor cannot make a meaningful decision as to whether or not the purchase of shares in Stanford is a wise investment.

2.	Stanford has a lack of working capital which, unless obtained on acceptable terms in the future, will inhibit its future growth strategy.

The only present source of working capital available to Stanford is through the sale of common shares, incurring debt or other borrowing. At present, Stanford does not have adequate funds to conduct operations and financing may not be available when needed. Even if the financing is available, it may be on terms Stanford deems unacceptable or are materially adverse to shareholders’ interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. Stanford’s inability to obtain financing would have a materially adverse effect on its ability to implement its growth strategy, and as a result, could require it to diminish or suspend its exploration program on the SF claim and possibly cease its operations. An investor may be investing in a company that does not have adequate funds to conduct its operations and, if so, an investor might lose all of his investment.

3.	Stanford has incurred losses since its inception and therefore has an accumulated deficit which might inhibit the raising of additional capital.

Since inception, Stanford has incurred losses and has an accumulative deficit of $197,937 as at May 31, 2006. Stanford has never generated any revenue from its business activities and has no prospect of generating any such revenue in the foreseeable future. Those factors are expected to negatively effect Stanford’s ability to raise funds from the public since there is no certainty Stanford will ever be able to make a profit.  Stanford's ultimate success in fully implementing its mineral exploration program on the SF claim is dependent on its ability to raise additional capital. New investors should carefully consider whether they wish to invest in a company who has incurred continual losses since its inception and may never be able to reverse this trend.

4.	The auditors have examined the financial statements based on Stanford being a going concern but have substantial doubt that it will be able to continue as a going concern.

Stanford’s auditors, Dale Matheson Carr-Hilton Labonte in the audited financial statements attached to this prospectus for the year ended August 31, 2005, have stated in their audit report the following:

“The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, to date the Company has reported net losses since inception from operations and requires additional funds to meet its obligations and fund the costs of its operations. These factors raise substantial doubt the Company will be able to continue as a going concern. Management plans in this regard are described in Note 1 The financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

The auditors are concerned that Stanford, without any established source of revenue and being dependent on its ability to raise capital from its shareholders or other sources might not be able to sustain operations. If this is the case, Stanford, without adequate future funding, might not be able to continue as a going concern. A new investor should give careful consideration to this fact since the capital they contribute to Stanford under this Offering may be the only capital which Stanford is able to raise. This might result in the total loss of the investor’s investment.

5.	Absence of cash dividends may affect a shareholder’s return on investment.

The Board of Directors does not anticipate paying cash dividends on the outstanding shares, both now and in the future, and intends to retain any future earnings to finance its exploration activities on the SF claim or to seek additional claims. Payment of dividends, if any, will depend, among other factors, on earnings, capital requirements and the general operating and financial condition of Stanford, and will be subject to legal limitations on the payment of dividends out of paid-in capital. An investor should be aware that a dividend, either in cash or shares, may never be paid by Stanford and, therefore, the shares of Stanford should not be purchased by an investor as an income producing security.

6.	An investor might have their money held by Stanford for up to two years without interest.

Stanford has 24 months in which to raise the minimum offering under this registration statement which would mean, if Stanford is unable to raise the minimum offering, an investor’s money would be held for a period of two years before being refunded to them. No interest would be paid on the amount refunded. An investor might wish to consider whether or not they would like their money being held for two years without earning interest thereon prior to considering an investment in Stanford.

7.
There is an absence of recent exploration activities on the SF claim other than sufficient exploration work to maintain the SF claim in good standing which has not resulted in an ore reserve being discovered or any revenue being derived from the SF claim.

There has been no significant exploration activity on the SF claim in recent years, except for limited exploration during 2002 by Stanford to maintain the claim in good standing until 2007. Without a detailed work program being undertaken on the SF claim, no ore reserve has been identified, and may never be identified, and no other exploration company or entity has made an offer to purchase, lease or engage in any other transaction, such as a joint venture, with respect to the SF claim. Although Stanford incurred only nominal expenses to preserve its ownership and maintain the SF claim in good standing with the Ministry of Energy and Mines for the Province of British Columbia, it has received no revenue or other income from the SF claim. Investors should be aware the SF claim might never prove to have a commercially viable ore reserve and therefore will eventually lapse leaving Stanford with no mineral claim.

8.	No matter how much money is spent on exploring the SF claim there may never be an ore reserve found.

No matter how much Stanford spends on exploration activities it may never discover a commercially viable quantity of ore on the SF claim. Most exploration activities do not result in the discovery of commercially mineable deposits of ore. In fact, it is extremely remote that a mineral property will become a producing mine. An investor should not consider, by purchasing shares in Stanford under this Offering, that they are acquiring an interest in a future exploration company since it is extremely unlikely Stanford will ever become a viable company.

9.	The uncertainty of the topography of the SF claim will have an effect on the future cost of any exploration activities.

The SF claim is located on a fairly rugged hill with ridge topography ranging from 2,400 to 4,000 feet in elevation with a steep canyon at the north part of the claim. The SF claim is covered by a thin layer of glacial till. This ruggedness in the overlying area could affect during exploration the location of drilling sites and trenches, as well as the construction of any facilities. Platforms might have to be constructed to allow a drilling rig to function properly due to the unevenness of the ground. This will mean additional costs depending upon the drilling site selected by the geologist in-charge with the exploration activities. This factor, at the present time, is uncertain, and Stanford does not know if this factor will have a material adverse effect on the ability of Stanford to conduct its exploration activities. If the cost of exploration is prohibitive, Stanford might have to cease its operations on and abandon the SF claim. New investors should consider whether a more suitable investment for them would be a recognized exploration company with mineral claims already in operation and no longer in the exploration stage.

10. Title to the SF claim is not held in the name of Stanford.

The title of the SF claim is held in trust by Glen Macdonald, President of Stanford Even though Mr. Macdonald has signed a trust letter indicating he is holding the SF claims for the benefit of Stanford,, Stanford has not recorded it with the Ministry of Mines and

Energy for the Province of British Columbia. Basically, Stanford, to record the trust letter must have a Free Miner License. Due to its present lack of funds it has not purchased this license. Therefore, Mr. Macdonald’s creditors could lien the rights to the minerals on the SF claim and offer these rights for sale to another party. If this happens, Stanford will be without a mineral claim. Until the rights to the minerals on the SF claim have been formerly transferred to Stanford, a new investor might be wise to refrain from investing in any shares being offered under this prospectus.

11.	The SF claim has never been surveyed and the exact boundaries of the claim are uncertain.

The exact boundaries of the SF claim are uncertain since the claim has never been professionally surveyed. At this time, Stanford does not intend to undertake the cost of having the SF claim surveyed and therefore it may never know the exact boundaries of the claim. The problem in the future, if and when Stanford identifies an ore reserve, is that disputes could develop with other companies or parties as to the exact boundaries of the SF claim. If the ore reserve is partly or totally on another party’s claim, Stanford would lose either the majority or part ownership in the ore reserve. Unless a mutually acceptable agreement can be reached, Stanford would have to enter into legal action which might take years and a great deal of money to settle. If Stanford was unsuccessful in its legal battle, it would lose the ore reserve and might be left with nothing to put into production. A new investor might consider this risk factor prior to making a decision in investing in Stanford’s shares since the loss of part or all of any future ore reserve, if any, due to not undertaking an initial survey on the SF claim could be very costly to Stanford and have a detrimental effect on its share price.

12. Weather will affect the exploration activities on the SF claim.

The weather in the Princeton area of British Columbia is varied in that during the months of November to early May the SF claim will be covered in snow whereas during the summer months the weather is hot and dry. Stanford might not be able to work during the winter months due to the snow conditions not allowing any meaningful exploration activities on the SF claim. Whereas, during the hot dry summer months, the Ministry of Forestry might close the Princeton area for fear of forest fires and therefore curtail any exploration activities on the SF claim. The weather might have a limiting effect on the exploration activities on the SF claim resulting in a longer period before Stanford will know if there is a viable commercial ore reserve on the SF claim. New investors might want to consider investing in a company where its mineral claims can be explored year-round since Stanford’s share price might experience wide fluctuations; dropping during periods of inactivity on the SF claim and increasing in value during exploration.

13.	Stanford does not have the rights to placer minerals on the SF claim.

Stanford has not staked the SF claim for placer minerals located on the surface, being the total of the overburden (any material covering or obscuring rocks from view) to the actual bed rock (being the core rock that forms the majority of the Earth’s surface), of the claim and therefore does not have any rights to placer minerals therein. Stanford only has the rights to the minerals below the overburden and contained within the bed rock itself. In the event a third party stakes the SF claim for placer minerals, Stanford would lose any future opportunity to develop a placer deposit. By not having the rights to placer minerals Stanford might forego future revenues, if and only if, it were determined that such placer deposits, if any, were economical.

14.	The President of Stanford has clients and is a director of other companies in the exploration industry which might result in a conflict of interest.

Glen Macdonald is a professional geologist who has numerous clients in the exploration and mining industry. These clients use a considerable amount of his time thereby reducing the time he can spend on the activities of Stanford. For example, Mr. Macdonald is a director of Starfield Resources Inc., a mineral exploration company quoted on the TSX Exchange in Toronto, Canada. A conflict of interest could develop in the event Mr. Macdonald knows of a mineral property for either sale or staking since he would have to offer it to both Starfield and Stanford. Stanford assumes Mr. Macdonald will act fairly to both companies in such matters but has no way of knowing if this will be the case. An investor might want to consider whether he is interested in purchasing shares in a exploration company where the President is involved with other companies in the same business, unable to devote full time to the activities of Stanford and may or may not give Stanford the opportunity to acquire properties of merit of which he has knowledge.

15.	With only the President of Stanford having any exploration experience, Stanford might have to rely upon outside consultants to assist in the exploration of the SF claim.

Glen Macdonald is a professional geologist but Ms. McCullough has no experience at all in the exploration industry. Mr. Nielsen has limited experience in the mining industry. Stanford will be dependent on Mr. Macdonald’s expertise in any exploration program on the SF claim. Stanford will, if Glen Macdonald is unavailable, have to rely on outside consultants who are familiar with the exploration industry in British Columbia. Using consultants will be an expensive way to explore the SF claims since consultant fees generally are higher than the use of full or part time employees. Capital raised will quickly be spent if Stanford has to rely on consultants and not the services of Mr. Macdonald. New investors might wish to consider if this is the way that they want their money, from the purchase of shares, to be spent.

16.	Stanford has entered into Indemnity Agreements with its officers and directors which could result in substantial expenditures and maybe monetary damages as a result of their actions.

Stanford’s Articles of Incorporation provide that it may indemnify any director, officer, agent or employee against certain liabilities. In addition, on September 30, 2002, Stanford entered into an Indemnity Agreement with both Glen Macdonald and Vera McCullough. The foregoing indemnification could result in substantial expenditures by Stanford and prevent any monetary recovery from them for losses incurred by Stanford as a result of their actions. It is Stanford’s understanding that, in the opinion of the SEC, indemnification is against public policy as expressed in the Security Act of 1933, as amended, and is, therefore, unenforceable. Nevertheless, a new shareholder might not wish to invest in a company who has indemnified its officers and directors for their actions which could result in substantial legal costs and court ordered penalties which might render Stanford insolvent.

Forward Looking Statements

This prospectus contains certain forward-looking statements. Such forward-looking statements include, but are not limited to, statements regarding Stanford’s future plans regarding the exploration of the SF claim and the planned use of proceeds. Actual results could differ from those projected in any forward-looking statement. The forward-looking statements are made as of the date of this prospectus and Stanford assumes no obligation to update such forward-looking statements, or to update the reasons why actual results may differ from those projected in the forward-looking statements. Numerous factors, including without limitation those factors mentioned in the above Risk Section of this prospectus, could cause future results to differ substantially from those contemplated in such forward-looking statements. A number of the factors that may influence future results of operations are outside Stanford’s control.

ITEM 4. USE OF PROCEEDS

The primary purpose of this Offering is to provide additional capital required to support Stanford’s continued planned exploration of the SF mineral claim. The use of proceeds under this Offering, at various subscription levels, will be as follows:

	$50,000%		$100,000%		$150,000%		$200,000%

Offering expenses	$16,500	33.00	$16,715	16.72	$16,930	11.29	$ 17,200	8.60

Estimated exploration Program (page 38)	21,550	43.10	21,550	21.55	21,550	14.36	21,550	10.78

Estimated Phase 11 (i)	-	-	50,000	50.00	50,000	33.33	50,000	25.00

Payment to creditors other than related parties (iii)	10,000	20.00	10,000	10.00	45,853	30.57	45,853	22.93

Working Capital	1,950	3.90	1,735	1.73	15,667	10,45	65,397	32.69

	$50,000	100.00	$100,000	100.00	$150,000	100.00	$200,000	100.00

(i)
Depending upon the results of prospecting the SF claim and the soil sample results obtained, as recommended by John Jenks on page 42, a secondary exploration program might be warranted. Further prospecting and soil sampling might be considered to identify an area of interest whereby a drilling program will be contemplated. Stanford has estimated $50,000 for Phase II which includes a drilling program as indicated on page 43.

(ii)	The net proceeds of the Offering remaining in working capital will be invested in short-term, interest bearing-investments on account.

(iii)	The settlement of accounts owed to creditors from the proceeds of this Offering will be as follows:

Creditors to be paid	Amount (a)	Offering Expenses (b)	Balance to be paid

Accounting (c)	$ 23,463	$ -	$ 23,463
Auditing (c)	2,412	5,000	(2,588)
Consulting	6,000	-	6,000
Miscellaneous (c)	208	-	208
Office (c)	6,152	-	6,152
Transfer agent (d)	12,618	-	12,618

Total payment	$ 50,853	$ 5,000	$ 45,853

(a)
Represents the amount outstanding as indicated under Item 17 - Management Discussion and Analysis or Plan of Operation - (a) Plan of Operation as indicated on page 46. These figures are as at August 31, 2006.

(b)	To avoid double accounting, the amount accrued under issuance and distribution expenses on page 19, the accounting and audit costs have been deducted as noted above.

(c)	There is no interest or maturity dates associated with these outstanding accounts payable.

(d)	The interest charge by the transfer agent is 1½ percent per month on the outstanding balance. There is no maturity dated associated with the amount outstanding.

The foregoing represents Stanford’s best estimate of its use of the proceeds derived from this Offering based on its present plans, the state of its business operations and current conditions in the exploration industry which Stanford operates. Stanford reserves the right to change the use of proceeds if unanticipated governmental regulations and exploration cost changes which would prohibit the exploration of the SF claim with the funds available under the Use of Proceeds noted above. The only other situation where the use of proceeds would be changed is where Glen Macdonald recommends to the Board of Directors an increase in exploration expenses on the SF claim. This would have the effect of reducing the working capital position and increasing the exploration program costs.

If either the minimum offerings of $50,000 or $100,000 are raised, Stanford has only allocated $10,000 to reduce accounts payable since management feels it would rather direct funds to the exploration of the SF claim. The allocation of the $10,000 will be directed to creditors Stanford needs to maintain itself for the forthcoming year; being the independent accountant and transfer agent. Stanford has 24 months in which to raise funds under this Offering thereby allowing it time to raise more money to pay the outstanding creditors.
The payments to the various creditors are as follows:

Creditor	Net Accounts Payable (*)	Payment on Account	Net Accounts Payable

Accountant (i)	$ 23,463	$ -	$ 23,463
Auditors	(2,588)	-	(2,588)
Consulting (ii)	6,000	-	6,000
Miscellaneous (iii)	208	-	208
Office (iv)	6,152	-	6,152
Transfer agent (v)	12,618	10,000	2,618

	$ 45,853	$ 10,000	$ 35,853

(*) As determined in the previous schedule.

(i)
Stanford’s in-house accountant has verbally agreed to wait payment on her outstanding balance and will not sue Stanford for payment of $23,463. She is prepared to wait for payment for whatever length of time is required for Stanford to raise sufficient funds to settle her account in whole or in part.

(ii)
This amount is owed for work undertaken by Stanford’s in-house accountant on preparing this prospectus. She is prepared to wait for payment and will not sue Stanford for the balance of $6,000. She is prepared to wait for payment for whatever length of time is required for Stanford to raise sufficient funds to settle her account in whole or in part.

(iii)
Represents photocopying charges associated with preparation of the geological reports. The individual the money is owed to has agreed not to request payment until Stanford has sufficient funds to make payment. This individual has agreed verbally not to sue Stanford for the outstanding amount and is prepared to wait at least several years for settlement of the account and if required for a longer period of time.

(iv)
Represents various charges for photocopying, fax and delivery incurred in the office occupied by the in-house accountant. The manager of the office has agreed verbally to wait for payment and will not sue Stanford to collect the outstanding amount. He has confirmed that he will wait for whatever time is required, even if it is in excess of several years, to be paid the amount owed.

(v)
Nevada Agency & Trust Company has agreed verbally, and is willing to put this agreement into writing that they will request no more funds than shown on the above schedule, and will not sue Stanford for the balance. The Trust Company is prepared to wait for payment of the residual amount owed until such time as Stanford has adequate funding even if the period is several years into the future.

Other than indicated above, the proceeds from this Offering will not be used to discharge debts to related parties. In addition, it is anticipated that the proceeds will not be used to acquire assets or finance the acquisition of other businesses.

As noted under Item 17 - Management’s Discussion and Analysis or Plan of Operations, if the minimum Offering is subscribed for there will not be adequate funds available to meet the cash requirements over the next twelve months. If this is the situation the directors will have to advance funds to Stanford to maintain it in good standing for the twelve-month period. Glen Macdonald has indicated he will provide sufficient capital to ensure Stanford does not lose the rights to the SF claim and become a blank check company.

Upon the date of this prospectus filed under the Securities Act by Stanford, Stanford shall report the use of proceeds on its first periodic report filed pursuant to sections 13(a) and 15(b) of the Exchange Act (15 U.S.C. 78m (a) and 78o (d)), and thereafter on each of its subsequent periodic reports filed until the proceeds raised have been fully expensed.

ITEM 5. DETERMINATION OF OFFERING PRICE

Since Stanford’s shares of common stock are not listed or quoted on any exchange or quotation system, the offering price of the shares of its common stock was arbitrarily determined. The facts considered in determining the Offering price were Stanford’s financial condition and prospects, its limited operating history and the general condition of the securities market. The Offering price is not an indication of and is not based upon the actual value of Stanford. The Offering price bears no relationship to Stanford’s book value, assets or earnings or any other recognized criteria of value. The Offering price should not be regarded as an indicator of the future market price of Stanford’s securities.

ITEM 6. DILUTION

As at May 31, 2006, Stanford had a negative net tangible book value of $94,837 or a negative $0.04 per share based on the existing outstanding shares of 2,358,500.

The following analysis sets forth the net tangible book value per share before and after distribution, the amount of the increase in such net tangible book value per share attributable to the cash payments made by the new shareholders of the shares being offered and the amount of the immediate dilution from the public offering price which will be absorbed by the new shareholders.

                                                                At various subscriptions levels
	$ 50,000	$ 100,000	$ 150,000	$ 200,000

Price per share	$ 0.20	$ 0.20	$ 0.20	$ 0.20

Net negative tangible book value per share before Offering	$ (0.04)	$ (0.04)	$ (0.04)	$ (0.04)

Net (negative) tangible book value after this Offering	$ (44,837)	$ 5,163	$ 55,163	$ 105,163

Net (negative) tangible book value per share after Offering	$(0.017)	$ 0.002	$ 0.018	$ 0.031

Immediate dilution per share To new shareholders	$ (0.20)	$ (0.198)	$ (0.182)	$ (0.169)

Increase in net tangible book value per shares attributed to cash payments by new shareholders (i)	$ 0.000	$ 0.002	$ 0.018	$ 0.031

Number of shares held by New shareholders	250,000	500,000	750,000	1,000,000

Total shares outstanding After this Offering	2,608,500	2,858,500	3,108,500	3,358,500

Percentage ownership by New shareholders	9.6%	17.5%	24.1%	29.8%

Percentage ownership by existing shareholders after this Offering	90.4%	82.5%	75.9%	70.2%

(i)	The amount contributed by the existing shareholders are as follows:

Shareholders who paid $0.001 per share	$ 2,015
Shareholders who paid $0.01 per share	3,435
Total contributions to shares	$ 5,450

Number of shares purchased by original shareholders	2,358,000
Average price per share	$ 0.002

As can be determined from the above analysis, new investors will immediately suffer a loss in the amount they contribute to Stanford on a per share basis whereas the original shareholders will realize an immediate increase in their per share value with no further investment on their part other than their original investment.

There are no outstanding stock options, warrants or rights which, if outstanding, would have caused further dilution to the new investors.

All shares to be issued under this prospectus will be for cash consideration only. No shares will be issued in consideration of amounts owed by Stanford to either third or related parties. Vera McCullough will purchase 25,000 shares under this Offering for cash consideration only (refer to page 18).

ITEM 7. SELLING SECURITY HOLDERS

There are no selling securities holders under this prospectus.

ITEM 8. PLAN OF DISTRIBUTION

Up to 1,000,000 shares of common stock of Stanford will be sold under this prospectus if all shares offered are subscribed for. Stanford is not using the services of an underwriter and therefore is under no underwriting obligations since it will self-underwrite this Offering. No compensation, in either cash or shares, will be paid to any director or officer for assisting in selling any securities under this Offering. The directors, being Glen Macdonald, Vera McCullough and William Nielsen, will be solely responsible for selling shares under this offering.

The directors and officers will not be registered as a broker-dealer pursuant to Section 15 of the Securities Act of 1934 in reliance upon Rule 3(a) 4-1. Rule 3(a) 4-1 sets forth those conditions under which a person associated with Stanford may participate in the Offering of Stanford’s securities and not be deemed to be a broker-dealer. The conditions are that:

1.	None of such persons are subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of his participation;

2.	None of such persons are compensated in connection with his or her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

3.	None of such persons are, at the time of his participation, an associated person of a broker-dealer; and

4.
All of such persons meet the conditions of Paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that they (a) primarily perform, or are intended primarily to perform at the end of the offering, substantial duties for or on behalf of Stanford otherwise than in connection with transactions in securities; and (b) are not a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve months; and (c) do not participate in selling and offering of securities for Stanford more than once every twelve months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

This Offering will commence on the date of this prospectus and continue for a 12-month period thereafter. If Stanford is unable to sell the minimum number of shares under this Offering, it will update this prospectus and continue the Offering for an additional 12 months from the date of the updating of this prospectus. The procedure for purchasing shares is as follows:

1.
The investor will execute and deliver a Share Subscription Agreement (the “Agreement”). The Agreement is the investor’s acceptance of Stanford’s offer to sell him or her shares of common stock. Stanford will review the executed Agreement and decide if it will accept the offer to buy its common shares. If Stanford accepts, the Agreement will be signed by an authorized signatory of Stanford and a copy will be returned to the subscriber.

2.
The investor will deliver a check or certified funds along with the signed Share Subscription Agreement to Gregory S. Yanke Law Corporation, Suite 200 - 675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2.

All checks for the purchase of shares must be made payable to “Gregory S. Yanke Law Corporation - In Trust”

Stanford is using the services of Gregory S. Yanke Law Corporation to accept all checks from subscribers which will be held in trust for the benefit of Stanford and only distributed to Stanford once the minimum offering of $50,000 under this prospectus has been received. Subsequent checks will be distributed upon request by Stanford.

Stanford has the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All funds received from rejected Agreements will be returned to the subscriber, without interest or deductions.
.
Vera McCullough has orally agreed to purchase 25,000 shares under this Offering. Mr. Macdonald has agreed in writing to purchase, within a two year period from the effective date of this Offering, sufficient shares to meet the minimum requirements.

The estimated fees and expenses, which will be paid by Stanford, associated with the issuance and distribution of the securities being registered are as follows:
                                            Various Subscription Levels

	$50,000	$100,000	$150,000	$200,000

Accounting and auditing	$ 5,000	$ 5,000	$ 5,000	$ 5,000

Legal	10,000	10,000	10,000	10,000

Office and miscellaneous	500	550	600	700

Transfer agent’s fees - new issuance of shares	1,000	1,165	1,330	1,500

Estimated expenses of Issuance	$ 16,500	$ 16,715	$ 16,930	$ 17,200

These fees and expenses will be the sole responsibility of Stanford.

Stanford will return all money from investors promptly if it does not raise the minimum offering amount in 24 months. No interest will be paid on the funds being returned to investors.

Stanford has accrued under accounts payable a fee of $6,000 for preparation and finalization of this prospectus.

ITEM 9. LEGAL PROCEEDINGS

Stanford is not aware of any pending legal proceeding contemplated by a governmental authority, or concerning its business or the SF claim, that involves primarily a claim for damages in excess of ten percent of current assets excluding interest and costs. As of the date of this filing, Stanford is not a party to any legal proceeding, either as plaintiff or defendant. Thus, the financial statements have not been adjusted to reflect any material uncertainty regarding exposure to liability in legal proceedings.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
DIRECTORS, EXECUTIVE OFFICERS AND PROMOTERS

The name, municipality of residence, position held within Stanford, principal occupation of each of the directors and officers and the date the individual was first elected or appointed are set forth in the following table. Each director is to serve until the Annual Meeting of Shareholders or until his or her successor is elected or appointed. Unless otherwise indicated, each director and officer has been engaged for the past five years in the specified principal occupations or in other executive capacities with the companies or firms referred to, or with affiliates or predecessors thereof.

Name and Municipality of Residence	Position or Office within Stanford	Year Became a Director

Glen Macdonald Vancouver, British Columbia, Canada	Chief Executive Officer, President and Director (1)	2002 (2)

Vera McCullough Vancouver, British Columbia, Canada	Chief Financial Officer, Secretary-Treasurer and Director (1)	2001 (3)

William Nielsen Burnaby, British Columbia, Canada	Chief Accounting Officer and Director	2003 (4)

(1) Directors who are members of the Audit Committee.

(2)	Glen Macdonald was appointed a Director on October 23, 2002, President on October 24, 2003 and Chief Executive Officer on August 8, 2003.

(3)	Vera McCullough was appointed a Director and Secretary Treasurer on May 21, 2001 and Chief Financial Officer on August 8, 2003.

(4)	William Nielsen was appointed Chief Accounting Officer on August 8, 2003.

Audit Committee

The Audit Committee of Stanford currently consists of Glen Macdonald and Vera McCullough. The Audit Committee has received and discussed the audited financial statements. Glen Macdonald, on behalf of the Audit Committee, has discussed with the independent auditors the matters required to be discussed by SAS 61 and has received the written disclosures and the letters from the independent accountants required by Independence Standards Board Standard No. 1. Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in this prospectus.

The overall general function of the audit committee is to review the overall audit plan and Stanford’s system of internal control, to review the results of the external audit, and to resolve any potential dispute with Stanford’s auditors. The percentage of common shares beneficially owned, directly or indirectly, or over even which control or direction is exercised by all directors and officers of Stanford, collectively, is approximately 17 percent of the total issued and outstanding shares. The directors will be appointing 2 independent members of the Audit Committee; each one being a non-director and non-officer of Stanford. These individuals have not yet been identified.

The following are biographies of the directors and officers of Stanford.

GLEN MACDONALD, 56, attended the University of British Columbia and obtained degrees in economics and geology in 1972 and 1973 respectively. He attended the Masters Program for Artic engineering at the University of Alaska for a year but did not graduate with his Masters Degree due to family matters. He is a member of the Alberta Professional Engineers, Geologists and Geophysicists Association and a member of the British Columbia Association of Professional Engineers and Geoscientists. He has experience in grade control and ore reserve definition at 2000 plus tons per day underground mine and has been a project manager for exploration programs with budgets that exceed $2,000,000. Between 1973 and 1974, Mr. Macdonald worked as a geologist for Whitehorse Copper Mines Ltd. in the Yukon where his duties involved exploration activities around the mine as well as grade control underground. In 1975 to 1983, Mr. Macdonald was employed as Exploration Project Manager with Noranda Mines Ltd in the Yukon and parts of the North West Territories in Canada where he was in-charge of projects that ranged from regional exploration to ore definition drilling programs for feasibility scoping studies. Noranda Mines is involved in base metal exploration, being metals other than precious metals such as gold and silver, such as copper and zinc and to a much lesser extent in gold and silver. As Exploration Project Manager, Mr. Macdonald was responsible for identifying mineral properties of merit for either joint venture with other companies or the outright purchase of the mineral claim in question. Mr. Macdonald was also responsible for a project which included design and management of a placer mine which was a 2 to 3 year project employing up to 10 professional staff plus ancillary personnel. In addition, he was responsible for the identification, design and management of a joint venture project between Noranda Mines and Westinghouse to look for tungsten in the North West Territories and Alaska. In 1983, Mr. Macdonald

left his position with Noranda and became an independent consultant. Between 1983 and 2002, he has worked as a consultant for a number of junior and major exploration companies; some of which include AGIP, Tenajon Resources, Ashton Mines and American Express Leasing. As a consultant his duties included the design, implications and management of core drilling projects either in British Columbia, North West Territories or the Yukon. In the designing, implicating and managing of the various exploration programs for his clients he was responsible for the prospecting, mapping, undertaking various geochemcial surveys which would lead to the eventual acquisition of the mineral claim under examination. In addition, his responsibilities included mine resources definition for extraction, project results analysis, project design and management, government liason, report writing for professional corporate purposes and general corporate direction. During 2002 and 2003, as part of his consulting business, he acted as exploration manager and a director from January 1995 to January 2002 for New Shoshoni Ventures Ltd., a company in the exploration industry since its inception, where he negotiated the acquisition of Drybones Bay Kimberlite , located in the Northwest Territories near Yellowknife, had been an inactive property for the past five years. This property contains diamond bearing kimberlite (a mineral which occurs in vertical pipes, dikes and sills and is the principal original environment of diamonds) and Mr. Macdonald designed the program required to further the geophysical and other exploration techniques to allow a decision to be made to commence a winter drill program on the property. This has lead to the discovery of a new diamond bearing kimberlite. In addition to acting as a geological consultant during 2004, Mr. Macdonald has been kept on retainer to act for New Shoshoni Ventures Ltd in order to review other projects that might be introduced to it.

VERA McCULLOUGH, 56, graduated from New Westminister Senior Secondary in 1965 and was subsequently employed with BC Telephone where she became Supervisor of Operations responsible for scheduling and hiring. In 1972 she left her position at BC Telephone and started work for Brothers Electric Ltd. of Vancouver, British Columbia; an electrical contracting company doing work in both the commercial and residential housing area. Her position in Brothers Electric Ltd was as Comptroller in which her responsibilities included overseeing the estimating of various commercial and residential jobs, setting up budgets for over all review by management, accounting for accounts receivable and answering any complaints from customers, ensuring adequate controls were established over accounts payable and ensuring timely payment of all outstanding invoices, control over payroll including remittances to the various governmental agencies, reviewing complaints from staff members and assisting, where possible, in the annual evaluation of personnel, and overseeing the daily operations of the office and warehouse facilities. She was employed by Brothers Electric Ltd until 2001 when she retired, having worked for the company for 29 years. Other than being Chief Financial Officer, Secretary Treasurer and Director of Stanford, Mrs McCullough is not seeking any employment with any other firm or organization.

WILLIAM SCHELL NIELSEN, (61), obtained a degree as an Registered Industrial Accountant while attending the University of Alberta in Calgary, Alberta. In (year) he received a degree in Business Administration and Accounting while living in Hamilton, Bermuda. In 1964 Mr. Nielsen worked as General Manager for Major Supplies Ltd. in Sechelt, British Columbia, Canada which was a company retailing and wholesaling lumber, tools, hardware, electrical and automotive supplies. He was responsible for sales, installation and servicing of major domestic and commercial appliances for Inglis/Whirlpool and Sears Canada Ltd. In 1984, he became Branch Manager for Inglis Limited in Surrey, British Columbia where he was responsible for starting up the new Inglis service branch by establishing inventory requirements, determining staff levels and overall responsibility for service technicians and the customer service center. During this period, Mr. Nielsen was responsible for accounting for all branch profits and computerizing the entire operations. In 1992, he was transferred by Inglis/Whirlpool Corporation to Mississauga, Ontario as District Manager and Accountant where he was responsible for the management of parts inventory and sales distribution for 32 Inglis Service Depots throughout British Columbia. In addition, he was responsible for the development of new sales areas and the accounting for all assets under his control. In 1997, he became Chief Accountant and Administrator for Zarcan Minerals Inc. of Vancouver, British Columbia where he was responsible for managing all company financial transactions, including budgeting, preparation of all financial information for distribution to Directors and shareholders, income tax preparation and payroll. In 2002 he left this position to work full time with a business consulting company, Nielsen-Popek & Associates, Certified Public Accountants, which he had originally established in 1980. This firm is an established consulting business offering ongoing evaluations, assessments, management development programs, accounting and income tax preparation to small and medium sized companies.

Glen Macdonald holds a directorship on the following reporting companies:

Starfield Resources Inc. (OTC.BB - SRFDF and TSX - SRU)
Thelon Ventures Ltd. (TSX - THV)
Otish Mountain Ventures Inc. (TSX - OTS)
Golden Caribou Resources Ltd. (TSV - GCC)
Solitaire Minerals Corporation (TSV - SLT)

Vera McCullough and William Nielsen do not hold a directorship position on any other reporting companies.

Family Relationships

There are no family relationships among directors, executive officers, or persons nominated or chosen by Stanford to become directors or executive officers.

Significant Employees, Full and Part time and Hours Worked

Other than the three directors of Stanford, Glen Macdonald, William Nielsen and Vera McCullough, Stanford has no other employees. If Glen Macdonald is not available during the exploration of the SF claim, Stanford will have to consider hiring consultants to oversee the exploration activities. The consultants would only be hired for the duration of the exploration program and once it has been completed they will no longer be engaged in any activities of Stanford. Stanford does not wish, at the present time due to lack of capital, to retain employees during periods when the SF claim is not being explored.

Glen Macdonald, William Nielsen and Vera McCullough do not work full time for Stanford. They may each spend up to 5 hours a month on administrative work for Stanford. During the exploration program, it is anticipated Glen Macdonald will spend approximately 20 hours a week on supervising the program. Mr. John Jenks, whose exploration budget is shown on page 38, has no agreement with Stanford to serve as a consultant or to work for Stanford in any other capacity.

Involvement in Certain Legal Proceedings

To the knowledge of management, during the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of Stanford:

(1)
filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by the court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filings;

(2)	was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)
was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities:

(i)
acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii) engaging in any type of business practice; or

(iii)	engaging in any activities in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4)
was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activities;

(5)
was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated.

(6)
was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF MANAGEMENT AND BENEFICIAL OWNERS

The following table sets forth information regarding the beneficial ownership of shares of Stanford’s common stock as of August 31, 2006 (2,358,500 shares issued and outstanding) by all directors, executive officers and beneficial owners of more than five (5%) of our shares..

Title or Class	Name and Address of Beneficial Owner (1)	Amount of Beneficial Ownership (2)	Percent of Class

Common Stock	Glen Macdonald 420 - 625 Howe Street Vancouver, British Columbia, Canada, V6C 2T6	400,000 (3)	17

Common Stock	Vera McCullough 40 Sweetwater Place Lions Bay, British Columbia, Canada, V0N 2E0	Nil (4)	Nil

Common Stock	William Nielsen 93 - 7501 Cumberland Street Burnaby, British Columbia, Canada, V3N 4Y6	Nil	Nil

Common Stock	Ownership of all Directors and Officers as a group	400,000	17

(1)	Mr. Macdonald has sole voting power and sole dispositive power as to all the shares shown as beneficially owned by him.

(2)
Under Rule 13-d of the Exchange Act, shares not outstanding but subject to options, warrants, rights and conversion privileges pursuant to which such shares may be required in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owed by the person having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons. None of the directors of Stanford have any options, warrants, rights or conversion privileges outstanding.

(3)
The shares held by Glen Macdonald are restricted since they were issued to a former director in compliance with an exemption from registration by Section 4(2) of the Securities Act of 1933, as amended. After these shares have been held for one year, Mr. Macdonald could sell a percentage of his shares based on one percent of the issued and outstanding shares of Stanford. In other words, Mr. Macdonald’s shares can be sold after the expiration of one year in compliance with the provisions of Rule 144. The shares certificate bears a ‘stop transfer’ legend on it. As at June 30, 2006, the number of shares which could presently be sold pursuant to Rule 144 is 23,585 shares.

(4)
Vera McCullough presently does not own any shares in Stanford but is planning to acquire for cash 25,000 shares under this Offering. When issued these shares will be restricted from trading in compliance with an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After these shares have been held for one year, Mrs. McCullough could sell a percentage of her shares based on one percent of the issued and outstanding shares of Stanford. In other words, Mrs. McCullough’s shares can be sold after the expiration of one year in compliance with the provisions of Rule 144. The share certificate will have a ‘stop transfer’ legend stamped on it.

Presently the control position is the 400,000 shares held by Glen Macdonald which represents 17% of the issued shares. With the purchase of 25,000 shares by Vera McCullough (refer to page 18), the new control percentage in relationship to the issued shares at the various subscription levels will be as follows:

Shares Subscribed for	Number of shares after Offering	Directors’ and Officers’ Control Percentage

250,000	2,608,500	16.29%
500,000	2,858,500	14.87%
750,000	3,108,500	13.67%
1,000,000	3,358,500	12.65%

At various levels of subscription for shares under this prospectus, the total number of shares outstanding increases and the percentage ownership by the directors and officers decreases.
ITEM 12. DESCRIPTION OF SECURITIES

The securities being offered are shares of common stock. The authorized capital of Stanford consists of 25,000,000 common shares with a par value of one tenth of a cent ($0.001) per share, amounting to twenty five thousand dollars ($25,000). The holders of common stock shall:

-	have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the Board of Directors of Stanford;

-	are entitled to share ratably in all of the assets of Stanford available for distribution upon winding up of the affairs of Stanford; and

-	are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

The shares of common stock do not have any of the following rights:

- preference as to dividends or interest;

- preemptive rights to purchase in new issues of shares;

- preference upon liquidation; or

- any other special rights or preferences.

In addition, the shares are not convertible into any other securities. There are no restrictions on dividends under any loan agreements.

Non-Cumulative Voting.

The holders of shares of common stock of Stanford do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of Stanford’s directors.

Dividends

Stanford has not declared or paid any dividends on its common stock. It does not currently anticipate paying any cash dividends in the foreseeable future on its common stock, when issued pursuant to this Offering. Although Stanford intends to retain its earnings, if any, to finance the exploration and growth of the SF claim, its Board of Directors will have the discretion to declare and pay dividends in the future. Payment of dividends in the future will depend upon Stanford’s earnings, capital requirements, and other factors, which its Board of Directors may deem relevant.

Because Stanford does not intend to make cash distribution by way of dividends, potential shareholders would need to sell their shares to realize a return on their investment. There can be no assurance that the Offering price of $0.20 per share as indicated in this prospectus will be able to be realized by any shareholder liquidating their share position in the future. A distribution of revenues will be made only when, in the judgment of Stanford’s Board of Directors, it is in the best interest of Stanford’s stockholders to do so.

Change in Control of Stanford

Stanford does not know of any arrangements which might result in a change in control.

Registered Office

Stanford has engaged the service of Chennell Mowbray, The Company Corporation, 1013 Centre Road, Wilmington, DE 19805, to act as registrar.

Transfer Agent

Stanford has engaged the services of Nevada Agency & Trust Company, Suite 880, 50 West Liberty Street, Reno, Nevada, 89501 to act as transfer agent.

Debt Securities and Other Securities

There are no debt securities outstanding or any other form of securities.

ITEM 13. INTEREST OF NAMED EXPERTS AND COUNSEL

Other than as set forth below, no named expert or counsel was hired on a contingent basis, will receive a direct or indirect interest in Stanford, or was a promoter, underwriter, voting trustee, director, officer, or employee of Stanford.

Stanford’s auditors are Dale Matheson Carr-Hilton Labonte, Chartered Accountants, 1500-1140 West Pender Street, Vancouver, British Columbia, Canada, V6E 4G1 who examined the financial statements of Stanford for the year ended August 31, 2005 and for the six months ended February 28, 2006 in conformity with accounting principles generally accepted in the United States. The fee paid and accrued to Dale Matheson Carr-Hilton Labonte for the fiscal year ended August 31, 2005 and 2004 and for the six months ended February 28, 2006 was $12,492. The fee paid and accrued to Stanford’s previous auditors, Amisano Hanson, was $15,638 for the six years ended August 31, 2004 and an accrual of $1,942 for the review of the unaudited financial statements for the three months ended November 30, 2004. In addition a fee of $1,393 was charged by Amisano Hanson to assist the transferring of audit responsibilities and preparing various consent letters.

ITEM 14. DISCLOSURE OF COMMISSION POSITIONS ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Stanford pursuant to the following provisions or otherwise, Stanford has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

Section 102(b)(7) of the Delaware General Corporation Law (“DGCL”) enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to a corporation or its stockholders for violations of the director’s fiduciary duty, except:

-	for any branch of a director’s duty of loyalty to the corporation or its shareholders

-	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

-	pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions); or

-	for any transaction from which a director derived an improper personal help.

Section 145 of the DGCL provides, in summary, that directors and officers of a Delaware corporation are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorney’s fees) incurred by them as a result of suits brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided, that no indemnification may be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Any such indemnification may be made by the corporation only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnity has met the applicable standard of conduct.

The Articles of Incorporation contain provisions which, in substance, eliminate the personal liability of the Board of Directors and officers of Stanford and its shareholders from monetary damages for breach of fiduciary duties as directors to the extent permitted by Delaware law. By virtue of these provisions, and under current Delaware law, a director of Stanford will not be personally liable for monetary damages for breach of fiduciary duty, except liability for:

a.	breach of his duties of loyalty to Stanford or to its shareholders;

b.	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

c.	dividends or stock repurchase or redemptions that are unlawful under Delaware law;

d.	any transactions from which he or she receives an improper personal benefit.

These provisions pertain only to breaches of duty by individuals solely in the capacity as directors, and not in any other corporate capacity, such as an officer, and limit liability only for breaches of fiduciary duties under Delaware law and not for violations of other laws (such as Federal securities laws). As a result of these indemnification provisions, shareholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions.

The inclusion of these indemnification provisions in Stanford’s By-laws may have the effect of reducing the likelihood of derivation litigation against directors, and may discourage or deter shareholders or management from bringing lawsuit action, which if successful, might otherwise benefit Stanford or its shareholders.

Stanford has entered into separate Indemnification Agreements with Glen Macdonald and Vera McCullough containing provisions that provide for the maximum indemnification allowed to directors and officers under Delaware law. Stanford, among other obligations, will indemnify such directors and officers against certain liabilities that may arise by reason of their status as directors and officers, other than liabilities arising from willful misconduct of a culpable nature, provided that such persons acted in good faith and in a manner that they reasonably believed to be in or not opposed to the best interest of Stanford and, in the case of criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. In addition, the indemnification agreement provides generally that Stanford will, subject to certain exceptions, advance the expenses incurred by directors and officers as a result of any proceedings against them as to which they may be entitled to indemnifications. Stanford believes these arrangements are necessary to attract and retain qualified persons as directors and officers.

ITEM 15. ORGANIZATION WITHIN LAST FIVE YEARS

Stanford yet been in existence for a period of five years but has during the time since its inception accomplished the following:

1.	The incorporating director was Philip Yee of Vancouver, British Columbia who organized Stanford and raised the initial seed capital from the existing shareholders.

2.
During his time as the sole officer and director of Stanford, Mr. Yee identified a software protocol program for the restaurant industry whereby a wireless menu system could be implicated. Unfortunately the demand for such a program was not present and the project was abandoned in 2001. Subsequently in January 2001 the SF Claim was staked for Stanford.

3.	Stanford engaged the services of John Jenks, Professional Geologist to prepare a report on the SF mineral claim and to recommend a program of exploration (as more fully detailed on page 42).

4.	During the last two years, the directors have provided funds for a preliminary exploration program on the SF claim.

5.
Stanford appointed two additional directors, Doug Symonds and Vera McCullough, on May 21, 2001. Soon afterwards, Philip Yee resigned as President and Director on May 21, 2001 and Doug Symonds was appointed as the new President of Stanford.

6.	Mr. Symonds resigned on October 15, 2002 and was replaced by Glen Macdonald on October 23, 2002. On October 24, 2002, Glen Macdonald was appointed President of Stanford.

Holders of Common Equity

As of the date of this prospectus, Stanford has 59 shareholders, which include the President, Glen Macdonald.

Exploration Activities

Stanford undertook exploration work on the SF claim in 2002. 2003 and 2005. The directors will undertake further exploration work on the SF claim from the proceeds of the sale of common stock registered under this prospectus.

Additional Mineral Properties

Stanford may seek out additional mineral properties in the Princeton region either by way of purchase, staking or joint venturing. No properties have been identified to date.

Acquisition of Assets from Promoters, Founders or Organizers of Stanford

Stanford has not received or acquired any assets or other consideration from any promoter, founder or organizer of Stanford since its inception.

ITEM 16. DESCRIPTION OF BUSINESS

Business Development

Stanford is a company without revenues, with little or no assets and having incurred losses since its inception. The only source of funds to Stanford has been from the sale of its shares in its capital stock and loans made by affiliates.

Stanford does not have any subsidiary, affiliated companies or joint venture partners. Stanford has not declared bankruptcy, been under receivership or similar proceedings. In addition, Stanford does not have any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets not in the ordinary course of business.

Stanford’s area of interest is in the mineral exploration industry, whereby it will explore its SF claim (“Exploration of the SF Claim”). Stanford is a pre-exploration stage company in that there is no assurance that a commercially viable mineral deposit on the SF claim will ever be found and further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. Stanford does not have an ore reserve at the present time and the likelihood of finding an ore body is remote (see “Risk Factor - 7” page 10). Nevertheless, management feels that its SF claim is worth the time and money to explore in order to determine if an ore reserve does exist. Since it is in the pre-exploration stage, Stanford is not distributing any products, nor has it announced any new products or services.

Stanford has the rights to the mineral on the SF claim other than placer minerals and coal. In other words, Stanford has the rights to explore for minerals below the surface but cannot extract minerals found on the surface of the SF claim. Under the Mineral Tenure Act of British Columbia, Stanford would have to stake the SF claim for placer minerals. Once this staking is completed Stanford could use either panning or sluicing to extract minerals from Collins Gulch Creek which flows through the claim. If Stanford only had the placer claim rights then production would be limited to 2,000 cubic metres of paydirt each year. Under a placer lease, which is a higher form of tenure than a claim, there is no production limit and the issue lease cannot be challenged under the Mineral Tenure Act. Title to a lease is therefore only issued when the ground and title to be held by the leasehold has been verified to a higher standard than that required of a claim. This is achieved by means of a survey. Components of the survey are:

-	conduct the historical research to determine those titles which may affect the ground to be acquired by the lease;

-	Verification of the legal posts of those titles on the ground; and

-	produce a survey plan from the collected data.

The majority of the SF claim has not been staked for placer minerals and does not contain a placer lease over the claim. Until Stanford has completed its initial exploration work on the SF claim, no decision will be made to stake the claim for placer minerals and no survey will be undertaken to obtain a placer lease.

One of the main reasons Stanford is filing this prospectus is to qualify its shares for a quotation on the OTC Bulletin Board. There is the chance Stanford’s shares may never be qualified for trading on OTC Bulletin Board and therefore the shareholders might never be able to sell their shares to recoup a percentage of their original investment.

Presently Stanford has ownership interest in the mineral rights to one mineral claim: the SF claim. As is custom in the Province of British Columbia, Stanford does not actually own the land itself; only the mineral rights thereto. The ownership interest in the land is held by the Province of British Columbia. Having “staked” the mineral claim in January 2001, Stanford has the rights to the minerals thereon for a period of one year from the date of staking (refer to Exploration of the “SF Claim” for a description of staking). The actual cost of staking the SF was $1,381 which maintained the mineral claim in good standing until January 12, 2002. The geological report cost Stanford $1,531. The cost of exploration for January and June 2002 was $1,282 and soil sampling analysis was $500. The exploration costs for November 2003 was $1,544. The exploration cost for 2004 and 2005 were $3,510 and $3,722 respectively.

To date Stanford has realized no revenue from the SF claim and it will take an unknown number of years of exploration to be able to identify a commercially viable ore reserve, if any. An exploration program of any size will require additional capital which presently Stanford does not have. Its ability to raise funds might be limited as more fully described under “Risk Factor - 2” on page 8.

If Stanford is unable to find minerals during its exploration of the SF claim group, it will seek out other mineral properties of merit. In the meantime, the SF claim comprises 1,109 acres and allows for a number of exploration programs within the claim group. No specific mineralization has yet been identified by Stanford on the SF claim. Stanford has not identified any other mineral properties to date for future exploration work. Nevertheless, the corporate objective is to acquire other mineral properties in the event that the SF claim does not prove to have commercially viable ore reserve on it.

Stanford’s main product

Stanford, being in the pre-exploration stage, has no main product unless it discovers a commercially viable mineral deposit. There is no guarantee any commercially viable mineral deposit will ever be found and therefore no revenue will be derived from the SF claim. Stanford does not have the rights to the placer on its claim and therefore only has the rights to any minerals below the earth’s surface. If a third party stakes the placer rights before Stanford has made a decision to do so, which will depend upon its findings during its initial exploration activities, it will lose the rights on the SF claim to placer gold, silver, platinum, bentonite and zeolite.

Competitive business conditions

There are vast areas of British Columbia and the Pacific Northwest Coast, which includes Washington, Oregon and California states, which have been explored and in some cases staked through mineral exploration programs. Competition to identify, locate and explore mineral claims is intense. Pre-exploration companies such as Stanford must compete for various resources, including consultants and other human resources, equipment and capital.

Sources and availability of raw materials

Stanford does not have available to it any sources of raw materials since it is in the exploration stage and does not require any raw materials from outside suppliers. In the future, it might require raw materials such as cement, wood and sand to commence production of its SF claims. Such raw materials are easily obtainable by Stanford from local suppliers in Princeton, British Columbia. If no ore reserve is found on the SF claim, there will be no requirements for raw materials.

Dependence on a few major customers

To date Stanford has no customers and may not have any customers if there is no ore reserve on the SF claim.

Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts

Stanford has no patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts to date. Stanford has not entered into any joint venture agreements with any parties relating to the SF claim.

Governmental Approvals and Mining Regulations

During the initial exploration stage, which comprised establishing a grid and soil/rock sampling, Stanford was not required to seek any governmental approvals. Upon completion of the initial exploration work as mentioned on page 40 herein, Stanford filed a “Statement of Work, Cash Payment, Rental” form with the Gold Commissioner’s Office as required under the Mineral Tenure Act. This form stated that work credits from the exploration activities on the SF were incurred and can be used to maintain it in good standing for a further year. The recording fee to the Gold Commissioner’s Office was $140.

Once a decision has been made to carry out a drilling program, as will be done under Phase II, Stanford will have to obtain a “Reclamation Permit” and complete a “Safekeeping Agreement” with the Ministry of Energy and Mines (the “Ministry”) by making a deposit to the Ministry directly or establishing a separate bank account in one of the five chartered banks in Canada, being either Bank of Montreal, Bank of Nova Scotia, Toronto-Dominion, Royal Bank or Imperial Bank of Commerce, with the Ministry being beneficiary. The estimated amount to be deposited with the Ministry is between $2,700 and $3,850; as determined by the Inspector of Mines upon review of the drilling and work program to be done on the SF claim. Approval and confirmation of the deposit should take approximately two weeks. This deposit will ensure Stanford will spend the time to put the SF claim in basically the same environmental condition as it was prior to the drilling program. Approval and confirmation of the required deposit should take approximately two weeks.

When either a trenching or drilling program is considered, Stanford will have to complete and submit to the Ministry a “Notice of Work” detailing the specifics of its work program. Approval for this form normally takes approximately six weeks and can be filed at the same time as the Reclamation Permit and Safekeeping Agreement mentioned in the above paragraph. Again the fee for filing the Notice Of Work form will be $140. The approximately date by which Stanford will need the approval is unknown at this time but will be prior to the above mentioned trenching or drilling activities taking place on the SF claim.

If Stanford decides to undertake trenching in addition to a drilling program, it will have to file the above mentioned “Notice of Work” with the Ministry and in the event that it does not clean-up the site after the trenching program, the Ministry will undertake the clean-up at a cost of between $0.55 to $0.77 per cubic metre of material moved.

All work must be carried out in accordance with the “Mineral Exploration Code - Part II Health, Safety and Reclamation Code for Mines” in British Columbia as set forth in the Mining Act. This Code is to protect employees and all other persons from undue risks to their health and safety arising out of or in connection with activities of mining and drilling, safeguarding the public from risks arising out of or in connection with mining activities and exploration, protecting and reclaiming the land and waterways affected by the activities of Stanford. There is no fee charged by the Ministry in adhering to this Code.

In addition, Stanford will have to adhere to the “Fire Prevention and Suppression Regulations of the Forest Practices Code of British Columbia Act” which set specific guidelines on open fires either in a stove or campsite, use of explosives in exploration and how Stanford should conduct itself during times of forest closures. The Ministry does not charge a fee for adhering to this Regulation.

During the drilling activities on the SF claim, the drilling company will be responsible to have an employee on location who has a First Aid Certificate and has a First Aid Kit on or near his person at all times. Having such a person on staff is a standard requirement of all drilling companies in British Columbia. There are no fee charges by the Ministry for Stanford to comply with this requirement.

In the area where Stanford will undertake the initial exploration program, it is covered by poplar and other species of trees not significant in size and of no commercial value. Therefore, the removal of these trees will not require a “License to Cut” under the Forestry Act unless Stanford is in an area on the SF claim that has secondary growth. If this is the case, Stanford will apply for a License to Cut which would take approximately two weeks to receive approval. The filing fee is approximately $150.

Water to reduce the heat during drilling will be supplied by the drilling company and can be obtained from nearby streams and lakes without causing any hardships to the marine life therein. The drilling company can either obtain water from Collins Gulch Creek which flows through the SF claim or transport it from Tulameen River slightly north of the claim. The drilling company will be required to meet all governmental requirements prior to commencing drilling thereby eliminating Stanford from this responsibility.

Environmental requirements in the Province of British Columbia are under the direction of the Provincial Government since both the local and Federal governments do not take an active part in administering the requirements of Bill 57 - Environmental Management Act (the “Act”) which was passed after the third reading on October 21, 2003 and received Royal Assent on October 23, 2003.

Under the Act the basic principle is that a person or company who has contaminated or contributed to the disturbance of a piece of property should bear the cost of remedying such disturbance. Under the Act, the new legislation also incorporates the corollary principle of “beneficiary pays”, designed to ensure that those who benefit from activities resulting in contamination or disturbance will share in the liability for clean-up. The philosophical underpinning of this concept is that those who benefit from the activity should not be unfairly enriched. This Act mainly focuses on contamination of the soil and underground water supplies. Stanford will not be using chemicals during its exploration activities which would contaminate the surrounding soil. The drilling process would require water to reduce the heat of the drill and this can be obtained by the drilling company from either Collins Gulch Creek on the SF claim itself or from Tulameen River, slightly north of the claim.

As mentioned previously in this prospectus, the establishment of a grid and subsequent soil sampling does not require approval from the Inspector of Mines. Before the commencement of Phase II, Stanford will submit a Notice of Work and a Reclamation Permit to the Ministry of Energy and Mines for the Province of British Columbia. The SF claim has logging roads running through the claim itself which will allow for easy access to a proposed drilling site. In the event an additional road or trail is required to the drilling site, the drilling company will meet with the Inspector of Mines and determine if a bond is required and the particulars of the road or trail construction. The drilling site itself will use limited ground space and therefore there may not be a need to apply for License to Cut trees in the surrounding area. The License to Cut trees and approval of construction access to the drill site will be applied for by the drilling company. Upon completion of the drilling program, the drilling company will have the responsibility of cleaning up the site. This might entail planting small trees to replace the ones cut down and throwing grass seed around the areas where the ground was disturbed. This cost will be borne by the drilling company and will be included in the total fee charged to Stanford.

During the exploration and future drilling program, Stanford will not build facilities to house the exploration and drilling crew since the drilling company will provide accommodation for its employees in the town of Coalmont approximately 15 miles away from the SF claim. Any employees of Stanford will stay in Coalmont during the exploration program.

The President of Stanford, Glen Macdonald, has extensive exploration experience and is familiar with the regulations respecting the initial acquisition and early exploration of mining claims in British Columbia, Canada. Stanford does expect there to be costs associated with adhering to government mining regulations during the initial exploration stage but will have to deposit the reclamation fees as noted above.

Research and Development

Stanford has not spent any money on research and development since its inception.

Cost of Compliance with Environmental Regulations

Stanford is subject to the Health, Safety and Reclamation Code for Mines in British Columbia, Canada. This code deals with environmental matters relating to the exploration mineral properties. The Code is meant to protect the environment through a series of regulations affecting:

1.	Health and Safety
2.	Archeological Sites
3.	Exploration Access

Stanford is responsible to provide a safe work environment, no disruption of archeological sites and conduct its activities in a manner as to not cause any unnecessary damage to the SF claim.

Stanford will secure all necessary permits for exploration, if required, and will file final plans of operation prior to the commencement of any exploration operations. It is anticipated no endangered species will be disturbed. Re-contouring and re-vegetation of disturbed surface areas will be completed pursuant to the law. There will be no discharge of water into active streams, creeks, rivers or lakes and any other body of water regulated by the environmental law, or regulation. Any portals, adits or shafts will be sealed. The estimated amount of dollars incurred for environmental “clean-up” which Stanford will have to pay will be approximately $7,700 - the deposit posted with the Ministry of Energy and Mines for the Province of British Columbia. The amount of dollars required for environmental clean-up will depend upon the work being done on the SF claim. If Stanford undertakes a trenching program the cost per cubic metre of material moved will range between $0.55 to $0.77 if the government is required to undertaken the clean-up. No charge will be incurred if Stanford does the clean-up itself. If road access is required or the site being explored will be unduly disturbed, the Inspector of Mines will have to determine the amount of the bond in advance of work being done. The Reclamation bond will have to be paid to the Government with the preparation of the site for drilling and will be refunded, assuming Stanford does its own clean-up, when Stanford completes that phase of its exploration program. This could mean the refund for the Reclamation bond could be paid back to Stanford within several months of completing the drilling program since time would have to be allowed for the Inspector of Mines to examine the drilling site on the SF claim and prepare the paper work required to refund the deposit. If Stanford chooses, it might not make the application for a refund of the Reclamation bond and apply it towards future drilling and exploration activities on the SF claim. The Federal Government does not take an active part in environmental issues in the mining industry unless a salmon spawning river is in danger. This is not the case with the SF claim. Local governmental agencies do not become involved with environmental issues since they rely upon the Provincial Government to ensure regulations are adhered to.

Exploration of the “SF Claim”

Stanford retained John Jenks, Professional Geologist and Geoscientist, of Salmon Arm, British Columbia, Canada, to summarize the geology and mineral potential on its SF claim near Coalmont, British Columbia. The SF was “staked” by a professional staker on behalf of Stanford. “Staking” of a claim is the method used by the Ministry of Energy and Mines for the Province of British Columbia in verifying title to the minerals on government-

owned land. The individual staking a claim, known as a “staker”, prepares a post on the unstaked property and defines this post as the corner post or “identification” post. A serial pre-numbered tag, purchased from the Gold Commissioner’s office (a department of the Ministry of Energy and Mines) is affixed to the post and the date and time of preparing the post is recorded on it as well as the name of the claim. The staker is required to define the perimeter of the claim by a clearly marked line. Upon completion of marking the perimeter the staker records the number of units being staked upon the metal tag on the corner post. This information is recorded on a “4 Post Mineral Claim” form and filed with the Gold Commissioner’s Office.

Stanford has not identified any other mineral properties for staking and, therefore, has title to the mineral rights only on the SF claim.

LOCATION AND ACCESS

The SF claim is situated 2.5 miles west-north-west of the hamlet of Coalmont, BC, itself located 11 miles by paved road north-west of Princeton, British Columbia. From Coalmont the SF claim may be accessed by a series of dirt/gravel logging and recreational trails - a road distance of approximately 3 miles to the eastern claim boundary.

While portions of the road system are driveable by four-wheel drive pick-up they are best accessed by the four-wheeler/quad/all terrain vehicle type of vehicle as was used during the initial property examination by John Jenks.

During the initial exploration stage, Stanford will only be able to explore the SF claim during the late spring, summer and early fall months due to the possibility of snow in the winter. Winter weather conditions make it difficult to obtain soil and rock samples, prospecting, trenching and removal of overburden.

During the winter months, the SF claim has to be accessed by snowmobile since the number of inches of snow during a normal winter is approximately 39 inches in the Princeton area. During the summer there is the possibility, on a random basis, of road closures from July to September due to the possibility of fires. Access to the property during the summer is best done by all terrain vehicles or by four by four vehicles.

LAND TENURE

Consisting of an 18 unit four-post claim extending 1.8 miles in the north-south direction by 0.9 miles east-west and totaling 1,109 acres. The SF mineral claim was staked on January 12, 2001. The claim tenure number is 383391, tag number 240871 and the anniversary date is January 12, 2007. It should be noted the SF claim confers the right to explore for precious and base metals in lode form and certain industrial minerals. Coal, as well as placer minerals, are issued under separate licenses and therefore are not owned by Stanford.

Stanford has not obtained the lease for placer minerals on the SF claim. Placer minerals, often being gold, silver, platinum, gemstones or other heavy minerals of value, are located in gravel or ground and are extracted by the use of water, by sluicing, hydraulicking, etc. Under the Titles Division of the Ministry, a separate application for a lease of placer minerals must be obtained. Under the regulations of the Ministry, a lease is a higher form of tenure than a claim. There is no production limit on a lease (placer claims have a production limit of 2,000 cubic metres of paydirt per year), and the issued lease cannot be challenged under the Mineral Tenure Act. Title to a lease is therefore only issued when the ground and title to be held by the leasehold has been verified to a higher standard than required for a claim. This is achieved by means of a survey. Components of the survey process are:

▪	conduct the historical research to determine those titles which may affect the ground to be acquired by the lease;

▪ verification of the legal posts of those titles on the ground, and

▪ produce a survey plan from the collected data.

The Mineral Tenure Act Regulation provides for two alternative types of surveys for a placer lease, a legal survey (to be completed by a British Columbia Land Surveyor for submission to the Surveyor General’s office for approval) and a technical survey (option to a full legal survey but required all documents to be completed and filed with the Ministry).

Stanford has not obtained the lease for placer minerals on the SF claim.

PHYSIOGRAPHY AND CLIMATE

The claim area is characterized by fairly rugged hill and ridge topography ranging from 2,400 to 4,000 feet in elevation. The most predominant feature is the steep canyon of the north-north-east trending Collins Gulch Creek which bisects the claim area and empties into the Tulameen River at the northern extremity. Outcrop, being that part of a rock formation that appears at the surface of the ground, is exposed primarily along ridges and escarpment areas; being a long, more or less continuous cliff or steep slope which separates two levels of ground and usually was caused by erosion of the ground or in some case faulting. Most of the claim area is covered by a thin layer of glacial till; comprising clay, silt, sand gravel and boulders ranging in various sizes originally deposited under a glacier prior to it receding.

Tree cover is moderate to very thick consisting primarily of lodgepole pine and Douglas fir with subordinate poplar and deciduous species. Most of the timber is mature second-growth as much of the claim area has been previously logged. Timber rights are held by Tolko Industries Ltd., a company unrelated to Stanford.

Summers are hot with moderate precipitation. Up to 4.5 feet of snow may accumulate anytime after late October and remain until early May. The effect of winter conditions is more fully described on page 53, “(vii) Seasonal aspects affecting the financial condition”

REGIONAL GEOLOGY

The Tulameen and Princeton areas, in which the SF claim is located, were geologically mapped in 1960. Located within the southern portion of the Intermontane Belt the map area is dominated by the magmatic area sequence Upper Triassic Nicola Group. This consists of a north-trending belt of volcanic (generally finely crystalline or glassy rock which has been put near the Earth’s surface by volcanic action) and sedimentary (a rock resulting from the consolidation of loose sediment that has accumulated in layers) rocks intruded by Late Triassic and Early Jurassic (a specific geologic time period from 208.0 to 146.6 million years before the present time) comagmatic plutons; being molten rock material with the Earth from which an igneous rock results by cooling and crystallization. The sequence is unconformably overlain by Cretaceous and Tertiary volcanics and clastic sediments of the Spences Bridge, Kingsvale and Princeton Groups.

PROPERTY GEOLOGY/AIR PHOTO INTERPRETATION

Approximately 60% of the SF claim is underlain by the northeast limb of the Eocene-aged Tulameen Basin, a synclinal structure trending northwesterly. The northern third is covered by older upper Triassic rock of the Nicola Group consisting of basic lavas, being fluid rock issued during volcano reaction, and sediments. Intrusive rock, being a body of igneous rock which has formed itself into pre-existing rocks either along some definite structural feature or by deformation and cross-cutting of the invading rocks, of the coast Intrusions occupies the northeastern 10% of the claim.

The northeastern synclinal limb, a dipping curvature area of a fold between adjacent fold hinges, dips at -45 degrees to the southwest. A prominent shale, a fine grained sedimentary rock formed by consolidation of clay, silt and mud, mudstone, a style of mud having the texture and composition of shale, member forms a northwesterly-trending series of ridges. The prevalent schistosity trend, being rock structure generally split into slabs which contain mineralization of interest, of 55 degrees dipping minus 60 degrees to the southeast may parallel a possible late fault structure coinciding with Collins Gulch. Higher in the section a siliceous lapilli tuff, being small stones which in the unconsolidated stage is similar to ash and upon consolidation is referred to as tuff, contains interstitial zeolite; being part of the family of water salts occurring as secondary minerals in cavities of lava. Within the above interval, coal seams and bentonite, a clay formed by the alteration of volcanic ash, horizons occur, however, more surface examination is required to define their exact position.

DISCUSSION

The Tulameen Basin portion of the claim does contain the industrial minerals zeolite and bentonite, both of which are included in the mineral title. Despite their presence and possible resource potential, like most industrial minerals, the marketing aspect is of prime consideration. Any decision to explore for these materials must therefore coincide with corporate objectives.

The Nicola Group comprising the northern third of the claim is prospective for both base and precious metals in veins and disseminated form within the area. Accordingly, this portion could be subject for further investigation with these metals in mind.

It is conceivable that satellite bodies of the ultrabasic, being an igneous rock having a salt content lower than most basic rocks, could be distributed exterior to the main body - in fact the northern third of the SF claim underlain by the Nicola Group could host ultrabasic satellite intrusives with platinum/gold potential.

Much of the claim is covered by a thin layer of glacial till implying that any potential deposit is easily masked. Accordingly, careful prospecting, stream geochemistry (including panning) and soil geochemistry would be employed in a subsequent search for precious and platinum-group metal mineralization, particularly within the northern third of the claim.

Based upon a single day’s examination of the property and subsequent literature research by John Jenks, the following conclusions are indicated by him:

•
The southern 60% of the SF claim area underlain by Eocene Tulameen basin metasediments has industrial minerals zeolite and bentonite, both of which pose a marketing challenge. A corporate decision to explore for these minerals would be required prior to directing further efforts in this area.

•
The northern 30% of the claim underlain by Nicola Group metavolcanics and metasediments has potential for high grade base and precious metal vein (a mineral which has filled a fault or fracture in a rock and is often of interest in exploration), shear zone, being an area that is often mineralized by ore-forming solutions, hosted, breccia (a coarse-grained rock usually composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix) and disseminated deposits. Particular attention should be directed to this claim portion.

•	Within the same group the possible presence of smaller satellite intrusives of the zoned Alaska-type Tulameen Ultrabasic Complex could imply potential for platinum group mineralization.

•	The northeastern claim portion comprising 10% of the claim area underlain by Coast Intrusive rock has a limited potential for disseminated base metal deposits.

•
As 80% of the claim area is covered by a thin layer of glacial till, surface prospecting would be best directed to ridge, escarpment and exposed stream banks. Soil geochemistry could be applied in an effort to gain insight into the possible presence of sub-surface mineralization.

It is recommended that efforts be directed in the following areas:

•
The northern 30% of the claim underlain by the Nicola Group. This area could be surface prospected and soil sampled on a reconnaissance scale. Particular attention should be made to the possible presence of ultrabasic rock.

•
If corporate objectives include the industrial minerals zeolite and bentonite then the potential for these minerals should be examined, inventoried and later followed up by surface trenching. Old trenches should be located and re-examined.

•
A cursory surface examination should be made of the small area underlain by Coast Intrusive rock to ascertain its potential for mineralization and subsequent follow-up detailed prospecting and soil geochemistry.

ESTIMATED PROGRAMME COSTS

Geologist/prospector 15 days @ $200/per day	$ 3,000
Data compilation/report writing	3,000
Supervision	1,300
Establishment of recon. Grid 10 days@ $130/per day	1,300
Sampling 10 days@ $130/per day	1,300
Geochemical analyses 600 samples @ $8/sample	4,800
Vehicle expense 50 days @ $35/day	1,750
Gasoline	500
Food & accommodation 50 days @ $45/day	2,250
Material and supplies	350
Subtotal	19,550
Contingency @ 10%	2,000
Total	$21,550

Success in the initial phase would entail a follow-up program and subsequent budgeting. The cost of Phase II has been estimated at $50,000 as indicated on page 43.

Stanford’s Exploration Facilities

While in the exploration phase, the crew of Stanford will be living in the town of Coalmont due to its close proximity to SF claim.

RECENT WORK ON THE SF CLAIM IN 2002

January 2002

Grid sample stations were set up and marked every 33 feet on the baseline and grid sample lines in January 2002. The grid was set up as follows:

Baseline:

Stn. 0 + 000 N to Stn. 1 + 200 N	3,600 feet
Stn. 2 + 800 N to Stn. 3 + 000 N	600 feet
4,200 feet

Grid Sample lines:

Stn. 0 + 000 N to Stn. 0 + 300 W	900 feet
Stn. 0 + 090 N to Stn. 0 + 300 W	900 feet
Stn. 0 + 810 N to Stn. 0 + 250 W	750 feet
Stn. 0 + 990 N to Stn. 0 + 350 W	1,050 feet
Stn. 1 + 200 N to Stn. 0 + 250 W	750 feet
Stn. 2 + 800 N to Stn. 1 + 500 W	4,500 feet
Stn. 3 + 000 N to Stn. 1 + 500 W	4,500 feet
13,350 feet

Total base and grid sample lines	17,550 feet

In June 2002, Stanford undertook a soil sampling program as mentioned below based on the above grid system.

June 2002

Stanford continued its exploratory work on the SF claim by extending Grid line station 0 + 000 N to 675 W. Soil samples were collected every 80 feet for geochemical analysis.

Grid line station 0 + 090 N was entended to 0 + 0625 W every 75 plus feet and soil samples were collected for geochemical analysis.

These soil samples were obtained following the accepted geological soil sampling techniques. All 49 samples tested the “B” horizon, in soils, just below the humus contact. These samples were all analyzed by Acme Laboratories Ltd., Vancouver, British Columbia, Canada, using the ME - ICP +1 method.

The soil sample geochemical assay results did not define any copper, lead or zinc anomalies. Further exploration will extend the soil sampling to the southern claim segment.

November 2003

Stanford undertook the establishment of a new grid system north of the previously established grid system since due to light snow conditions and were the ground was relatively level. As in the past, the grid layout was continued with grid sampling stations horizontally chained and flagged every 30 feet. Stations were recorded, with location, every 90 feet. The new grid sampling lines established were as follows:

Stn. 0 + 000 N	- 0 + 190 W.	Coalmont Trail
	- 0 + 685 W.	Collins Gulch, East
	- 0 + 900 W.	Collins Gulch, West
	- 0 + 960 W.	Logging Boundary
	- 0 + 070 W.	Logging Road
	- 0 + 190 W.	Swamp
	- 0 + 320 W.	Logging Road
	- 0 + 500 W.	End	3,600 feet

Stn. 0 + 300 N	- 0 + 260 W.	Coalmont Trail
	- 0 + 750 W.	Collins Gulch
	- 0 + 050 W.	Logging Boundary
	- 0 + 310 W.	Logging Road
	- 0 + 475 W.	Logging Road
	- 0 + 500 W.	End	4,500 feet

Stn. 0 + 600 N	- 0 + 180 W.	Coalmont Trail
	- 0 + 710 W.	Collins Gulch
		Extreme Topography End	2, 130 feet

Stn 0 + 720 N	- 0 + 030 W.	Coalmont Trail
	- 0 + 720 W.	Collins Gulch
		Extreme Topography End	2,160 feet

	Total Grid Layout		12,390 feet

In conjunction with the original grid layout, a soil and rock sampling program will be undertaken in the late spring or early summer of 2006.

December 2005 exploration work

During the 2005 season prospectors located mineralization quartz vein float (boulders) at the SF claim project. Eight samples were submitted to Acme Analytical Labs (an ISO 9001 Accredited Company) in Vancouver, British Columbia for analysis. Six samples returned assays ranging from 0.1% (1030 ppm) to 0.49% (4974 ppm) copper and two were anomalous in bismuth content. Geological engineers visited the property subsequently and did not identify a bedrock source for the boulders.

Even though John Jenks is the professional geologist who prepared a geological report for Stanford, he will not be the geologist assigned to the exploration of the SF claim. Mr. Macdonald, being a geologist himself, will direct and supervise the exploration program, based on the recommendations of John Jenks as noted above, and will determine at that time the staff he will require to facilitate it.

Reports to Security Holders

Stanford does not currently file reports with the Securities and Exchange Commission (“SEC”). It is the intention of Stanford that it will file the required financial reports: 10-KSB and 10-QSB. The directors and beneficial owners of Stanford will file their Form 3s once it is a reporting company.

In the future, the public may read and copy any material with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company will file electronically on Edgar and the public may view these filings on the SEC’s Internet site that contains all reports, proxy and information statements, and other information regarding the Company by using (http://www.sec.gov). At the present time, Stanford does not have an Internet address.

ITEM 17. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

(a) Plan of Operation

While management believes the SF claim has value and opportunity for further exploration, management advises that Stanford is in the pre-exploration stage and has not yet generated or realized any revenues from its SF claim.

Stanford is attempting to raise the funds necessary for the exploration of the SF claim - refer to “Use of Proceeds” on page 13. Stanford has not made any additional arrangements to raise additional cash, other than through the current Offering under this prospectus.

It is estimated that Phase I recommended by John Jenks, as shown on page 40, will take approximately 15 days to complete. The objective under Phase I will be to enlargethe present grid system established on the SF claim and take 600 soil and rock samples for subsequent assaying. The review of the results will be done by Glen Macdonald, President of Stanford and Professional Geologist, who in conjunction with the Board of Directors, will determine the area of interest for Phase II. During the twelve months following Effective Date of this prospectus, Stanford intends to complete Phases I and II and, if warranted, determine the exploration program for Phase III.

Assessing and evaluating the results of Phase I will be performed by Glen Macdonald. A decision to continue exploration activities will be done jointly by the Board of Directors upon recommendation from Glen Macdonald. The criteria in making a decision to continue will be based on the results of Phase I and the knowledge that the SF claim, under Phase I, has only had limited exploration work thereon. If the results of Phase 1 are not significantly positive to enable Stanford to continue in the area under exploration, the Board of Directors will consider other areas within the claim for further exploration. Until the majority of the SF claim has been explored, the Board of Directors is reluctant to abandon the SF claim.

The following is a summary of the estimated expenditures to complete Phase II of the exploration program on the SF claim.

Diamond drilling:

Diamond drilling (four holes of 300 feet per hole @ $25 per foot) (i)		$30,000
Independent consultant’s fees, core logging, splitting, Program management (14 days @ $275) (ii)		3,850
Expenses:
4 wheel drive rental (14 days @ $50 per day)	700
Assays of core (80 assays @ $15) (iii)	2,400
Gasoline	100
Accommodation (14 days @ $60)	840
Meals (14 days @ $40)	560
Core boxes - estimated 4 boxes	200
Exploration supplies - estimated	100
Maps and air photos - if required	100
Photocopying report	20
Telephone	25	5,045
Deposit on Reclamation with Ministry (iv)		5,000
Date interpretation and report writing (v)		2,500
		46,395

Contingency reserve (vi)		3,605

Total estimated cost for Phase II		$50,000

(i)
Drilling costs are between $20 to $30 per foot. This price includes mobilization of the drill (transporting the drill to the SF claim and setting it up for drilling) and de-mobilization (the removal of the drill and cleaning the site drilled so that it is roughly in the same condition as prior to the drilling), payment of the drillers and their accommodation during drilling.

(ii)
During the drilling program, Stanford might have to retain the services of an independent geologist, if Glen Macdonald is not available, to oversee, on behalf of itself, the drilling activities and ensure that the drilling adheres to the program set forth. As the core is drawn from the hole it will be examined by the geologist and split for assaying.

(iii)	It has been assumed that 40 samples from each drill hole with be sent in for fire assaying for gold or other precious metals.

(iv)	Estimated amount for Stanford to pay as a reclamation deposit to ensure the SF claim is basically left in its original condition after the drilling program.

(v)	Estimated amount for the independent geologist to interpret data and write a report.

(vi)	Contingency reserve to cover any expenditures not known at this time and therefore not accounted for.

Stanford estimates Phase II will take approximately two weeks of drilling and another week for the geologist to prepare and complete his report.

Stanford’s President, from results of Phase I and prior work done in Phase II, will determine where the drill holes will be set and the angle of drilling.

Stanford will issue tenders to the following drill companies to undertake the drilling program defined in Phase II and will accept the bid with the lower price per foot:

Aggressive Diamond Drilling Ltd.  Kelowna, B.C.
Adams Diamond Drilling Ltd.   Princeton, B.C.
Boisveneau Diamond Drilling Ltd.  Surrey, B.C.
Hytech Diamond Drilling Ltd.   Smithers, B.C.
Britton Bros Ltd.    Smithers, B.C.

At this point in time, Stanford does not know what drilling rig will be used since the decision will be left to the drilling company. There is a possibility that a NQ wireless drill rig will be used on the SF claim but the final decision will be made by the drilling company. All equipment and personnel for the drilling program will be supplied by the drill company and is included in the price per foot. It is estimated the drill program will take 10 to 14 days depending upon the overburden and the bedrock the drill encounters. If Glen Macdonald is unable to supervise the drilling program, Stanford will have one individual on the SF claim the entire time of drilling so that the core can be examined, split for assaying. In addition this individual, who will also have to be a geologist, will ensure the drill company is adhering to the requirements of the drill program; core size, angle of drilling and depth of the hole.

Once the drill program is completed and the drill has been removed from the SF claim, the geologist will send samples of the core into Acme Analytical Laboratories Ltd., Vancouver, British Columbia, for fire assaying to determine the gold and precious metal content of each sample. If Glen Macdonald has supervised the drill program and sent the core samples in for assay, Stanford will have to engage the services of an independent geologist to prepare a report on the results of the drilling program and to recommend a Phase III program.

Without the information derived from Phases I and II, Stanford is unable to determine the expected cost and time frame for an exploration program under Phase III. If the results are favorable from Phases I and II, the independent geologist, preparing a report based on Phases I and II, will recommend a further exploration program and the associated cost of undertaking said program. If the results are minimal from Phases I and II, Stanford will explore other areas of the SF claim to determine if any such areas are suitable for further exploration. Being 1,109 acres in size, there is the possibility of other areas within the SF claim will be of interest and worthy of exploration.

(1) The next twelve months cash requirements

Stanford will require, as a minimum, the following cash requirements within the next twelve months. Stanford does not have the cash necessary to pay its creditors; if capital is not raised by Stanford, it will be unable to satisfy its current liabilities.

If Stanford is unable to raise any funds from this Offering, its directors will advance money to it to maintain the SF claim in good standing and pay the minimum amounts owed to creditors. Stanford has no written commitments or agreements with any of its directors or officers to provide funds to it if Stanford is unable to raise sufficient funded from this offering. Unfortunately, this will result in Phase I and II not being undertaken as planned. The consequences to Stanford and its investors is that the SF claim will not be explored as planned and Stanford will have to rely upon its directors for funds to maintain its existence. Without work being performed on the SF claim, there will be little or no interest in new investors acquiring the shares. The alternative plan, if no funds are received from this Offering, is to maintain the SF claim in good standing for several years, pay its minimum obligations to its creditors, and wait for a time when new investors find that a investment in Stanford is a suitable investment.

The following represents the minimum funds required to maintain Stanford over the next year to meet various financial requirements assuming no funds are raised under this Offering.

Audit and accounting fees	$ 4,750	(i)
Bank charges	100	(ii)
Filing fees State of Delaware $ 50 Registration fees 175 Edgar filings 1,350	1,575	(iiii)
Miscellaneous expenses	1,000	(iv)
Offering expenses	17,200	(v)
Transfer agent’s fees	1,200	(vi)
Account payable - third parties - as at August 31, 2006	35,853	(vii)
	$ 61,678

(i) Accounting and audit fees are for the preparation, examination and review of the various Forms 10-KSB and 10-QSB required during the forthcoming year.

(ii) Normally monthly charges incurred with operating a checking account over the year.

(iii) Filing fees to the State of Delaware are the annual franchise fees based on the number of shares issued. This amount payable to the State of Delaware does not assume any penalties or interest for late filing. Registration fees represent the cost of having a registered office in Delaware and the Edgar filing fees are the cost of filing this prospectus and subsequently, when Stanford is deemed to be a reporting company, the fees for filing the various Forms 10-KSB and 10-QSB over the next fiscal year.

(iv) Miscellaneous expenses represent various expenses which might be incurred by Stanford which at the present time are unknown to it. For example, miscellaneous expenses will include photocopying, fax, printing, delivery charges and other expenses normally associated the administration of a company as well a preparing and holding the Annual General Meeting for 2006.

(v) The Offering expenses are detailed on page 19. Regardless whether or not Stanford is able to raise any funds under this Offering these costs will be incurred. The only cost which might not be incurred if no funds are raised is the $1,000 for the cost of printing share certificates which has been estimated on page 18. In the above analysis, Stanford has assumed the entire Offering will be subscribed for and therefore has used the higher amount for Offering expenses.

(vi) The annual fee to the transfer agent is $1,200.

(vii)	The accounts payable both before and after the $10,000 payment are as follows:

Creditor	Accounts Payable August 31, 2006	Payment On Account	Net Accounts Payable

Accountant	$23,463	$ -	$23,463
Auditors	2,412	-	2,412
Consultants (*)	6,000	-	6,000
Miscellaneous (**)	208	-	208
Office (***)	6,152	-	6,152
Transfer agent fees and interest	12,618	10,000	2,618
Total accounts payable - Aug 31, 2006	50,853	10,000	40,853
Deduct:- audit under Offering Costs (****)	(5,000)	-	(5,000)
Adjusted accounts payable as per above	$45,853	$10,000	$35,853

(*)	Cost to prepare this prospectus which has been accrued as accounts payable even though it is a cost of the offering.
(**)	Represents monies owed to the individual taking the soil samples on the SF claim.
(***)	Various office expenses such as photocopying, fax and delivery not paid for over the last year, payment to State of Delaware and other charges.
(****)
The cost of preparing the financial statements included in this prospectus has been taken into consideration on page 19 and therefore has been eliminated from the accounts payable figure to avoid duplication.

The above estimated cash requirements for the next twelve months does not reflect an outlay of funds for management fees, rent and telephone. As in the past, management has taken no fees for their services and will continue with this policy until such time as Stanford has sufficient funds on hand to warrant such an expenditure or a decision is made to cease exploration activities on the SF claim and proceed to develop a proven ore reserve, if ever.

When comparing the above cash requirements over the next twelve months with the Use of Proceeds shown under Item 4, there will not be sufficient funds available under the minimum Offering to maintain Stanford for the next twelve month period unless exploration activities are reduced.

Management does not wish to consider this approach and will find other ways to raise funds, if required, to maintain the SF claim in good standing and meet its financial obligations. No definite decision by management has yet been made as to what approach to raise additional funds will be used.

Stanford does not plan to convert $48,676 owed to related parties as at August 31, 2006 to shares being offered under this prospectus. If any of the directors or officers acquire shares under this prospectus, it will be for cash consideration only and not a conversion of debts owed to them. Therefore, only cash will be paid for any shares subscribed to under this Offering and the cash received will not be used to reduce debts to related parties.

Stanford has received no interim financing during the last several months except from advances from its officers and directors - refer to page 47. Presently, management does not contemplate arranging any interim financing unless Stanford is unable to sell any shares under this prospectus.

At the present time, and in the foreseeable future, management does not wish to acquire office space since it finds the present accommodations are adequate.

Management realizes that as its activities increase it will require its own telephone number but for the intermediate period it will continue to use the business telephone number of Glen Macdonald, its President.

(2) Purchase of plant and significant equipment.

Stanford will not buy any plant or significant equipment in the immediate future.

(b) Analysis of Financial Condition and Results of Operation.

(1)	Full Fiscal Year of August 31, 2000, 2001, 2002, 2003, 2004 and 2005 and for the nine months ended May 31, 2006

The changes in the balance sheet positions over the prior six years ending August 31 and May 31, 2006:

	May 31 2006	Aug 31 2005	Aug 31 2004	Aug 31 2003	Aug 31 2002	Aug 31 2001	Aug 31 2000

Assets
Current assets:
Bank	$ -	$ -	$ -	$ -	$ -	$ 1,045	$ 1,111

Total	$ -	$ -	$ -	$ -	$ -	$ 1,045	$ 1,111

Liabilities

Current liabilities:
Accounts payable	$ 51,593	$ 48,573	$ 39,392	$19,554	$ 9,707	$ 6,175	$ 3,338
Due to related Parties	43,244	26,434	11,613	10,068	3,895	2,912	-

Total accounts Payable	94,837	75,007	51,005	29,622	13,602	9,087	3,338

Stockholders’ deficit:
Common stock	2,358	2,358	2,358	2,358	2,358	2,358	2,358
Paid in Capital	3,092	3,092	3,092	3,092	3,092	3,092	3,092
Contributed Surplus	97,650	88,200	75,600	63,000	50,400	37,800	25,200
Deficit	(197,937)	(168,657)	(132,055)	(98,072)	(69,452)	(51,292)	(32,877)

Total stockholders’ deficit	(94,837)	(75,007)	(51,055)	(29,622)	(13,602)	(8,042)	(2,227)

Total	$ -	$ -	$ -	$ -	$ -	$ 1,045	$ 1,111

August 31, 1999:

During Stanford’s first year of operation, it raised the initial seed capital from investors and engaged the services of Nevada Agency & Trust Company to act as transfer agent. The number and price per share subscribed for was as follows:

400,000 shares issued to its director at a price of $0.001 per share;

1,615,000 shares issued to 18 shareholders at a price of $0.001 per share; and

343,500 shares issued to 40 shareholders at a price of $0.01 per share.

Since the initial raising of the seed capital, Stanford has not issued any more shares in its capital stock.

August 31, 2000

During this fiscal period, Stanford considered the development of a software program for the restaurant industry as mentioned on page 4.

August 31, 2001

During January 2001, Stanford identified, staked and recorded the SF claim. Management had John Jenks prepare a geological report setting forth the geological aspects of the claim and recommending a work program on the SF claim. No work was undertaken during this fiscal year on the claim. John Jenks’ report, in part, is described under Item 16 - Description of Business on page 30.

August 31, 2002

Stanford undertook two separate geological programs on the SF claim during the beginning and middle of this calendar year. These programs are described on page 40.

Aug 31, 2003

Management prepared this prospectus to raise capital to further explore the SF claim and to proceed with its objective of becoming a reporting company and eventually listed on the OTC Bulletin Board. No documents have been filed to date with the OTC Bulletin Board and none will be filed until the date of this prospectus.

For an analysis of the accounts payable as at February 28, 2006 refer to Item 17, “Management’s Discussion and Analysis or Plan of Operation” (a) - Plan of Operations, part (vii) on page 45.

The amount of capital contributed since inception by related parties as at August 31, 2006 is as follows:

Glen Macdonald	$44,705
Vera McCullough	3,971
$48,676

The amounts due to related parties are unsecured, do not bear interest and have no fixed repayment terms.

August 31, 2004

Stanford undertook work on the SF claim in November 2003 to maintain the claim in good standing until January 5, 2005.

August 31, 2005

Stanford under took a work program on the SF claim which maintained it in good standing until January 12, 2006. The cost of this work program was $3,510.

May 31, 2006

In December 2005, Stanford undertook a work program on the SF claims in the amount of $3,722 which maintained it in good standing until January 12, 2007.

(2) Results of Operations

An overall analysis of the operations for Stanford for the five years ended August 31, 2005 and for the nine months ended May 31, 2006 are shown below:

Statements of Operations:

	Nine Months ended May 31 2006	Year ended Aug. 31 2005	Year ended Aug. 31 2004	Year ended Aug. 31 2003	Year ended Aug 31 2002	Year ended Aug 31 2001	From Sept. 24, 1998 to May 31, 2004

Accounting, audit (i)	$ 13,201	$12,735	$ 8,188	$ 8,620	$ 1,750	$ 1,500	$ 49,044
Bank charges and interest (ii)	1,395	1,431	1,001	701	426	84	5,145
Consulting fees (iii)	-	-	6,000	-	-	-	6,000
Edgarizering Fees	-	3,750	2,000	-	-	-	5,750
Exploration expenses (iv)	3,722	3,510	1,544	500	1,282	2,912	13,470
Filing fees (v)	-	257	235	378	502	120	2,022
Legal	-	-	93	4,408	-	-	4,501
Management fees (vi)	4,500	6,000	6,000	6,000	6,000	6,000	46,500
Office (vii)	312	1,119	1,122	213	385	-	3,330
Rent (viii)	3,150	4,200	4,200	4,200	4,200	4,200	32,550
Telephone (ix)	1,800	2,400	2,400	2,400	2,400	2,400	18,600
Transfer agent’s fees (x)	1,200	1,200	1,200	1,200	1,215	1,200	11,025

Net loss for the period	$29,280	$36,602	$33,983	$28,620	$18,160	$18,416	$197,937

(i) Accounting and audit

Stanford engaged the services of Amisano Hanson, Chartered Accountants, to examine the financial statements for the six years ended August 31, 2004 and for the three months ended November 30, 2004 but as noted under “Changes In and Disagreement with Accountants on Accounting and Financial Disclosure on page 80 they resigned and were replaced by Dale Matheson Carr-Hilton Labonte, Chartered Accountants, who have examined the financial statements for the years ended August 31, 2005 and 2004 which are reproduced under Item 22 - Financial Statements.

The audit fees incurred to date have been approximately $33,523 of which $29,567 has been paid. Stanford has engaged the services of an accountant to prepare the accounting records in advance of the examination by the auditors. The cost associated with this service for the seven years ended August 31, 2005 and the nine months ended May 31, 2006 was $16,513 not including edgarizing the prospectus in the amount of $6,950.

(ii) Bank charges and interest

This expense represents the monthly charges imposed by Stanford’s bank for maintaining and servicing transactions within the account. Included in the amount for August 31, 2005 and the nine months ended May 31, 2006 is interest charged by Nevada Agency & Trust Company for late payment of it charges. Due to the lack of funds, the bank account was closed but can be re-opened upon receipt of any proceeds of funds obtained under this prospectus.

(iii) Consulting

Consulting fees are payable to Tristram Development Ltd., a private company owned by Stanford’s in-house accountant, for work undertaken on this prospectus.

(iii) Exploration expenses

The cost of staking the SF mineral claim was $1,381 and the cost for the preparation of the geological report commissioned by Stanford was $1,531. The cost of the physical work program on the SF mineral claim in January and June 2002 was $1,282. The cost of assaying the soil samples taken during the work program was $500. The cost of exploration performed in November 2003 was $1,544. In December 2004 and 2005, Stanford undertook exploration programs at a cost of $3,510 and $3,722 respectively which maintained the SF claim in good standing until January 12, 2007. Exploration expenses were not capitalized and amortized over the life of the mineral claim but were treated as a period cost and written off in the year incurred. Stanford will expense all costs in the future relating to the SF claim or any other future claim obtained by it until such time as a production decision is made.

(iv) Filing fees

Filing fees are paid to The Company Corporation Inc. in the State of Delaware and to the State of Delaware for franchise taxes. The Company Corporation Inc. assisted in the incorporation of Stanford and acts as the registered office in Delaware. The following represents an analysis of filing fees incurred since inception.

	August 2005	August 2004	August 2003	August 2002	August 2001	August 2000

Fees paid to SEC	$ -	$ -	$ 100	$ -	$ -	$ -
Basic franchise tax	30	30	30	30	30	30
Filing fee for franchise tax (a)	28	30	20	20	20	20
Interest and penalty (b)	-	-	53	75	70	50
Registration fee (c)	199	175	175	150	-	-
Reinstatement fee (d)	-	-	-	227	-	-
	$ 257	$ 235	$ 378	$ 502	$ 120	$ 100

(a)	In 2004 the State of Delaware increased the franchise tax.

(b)	Interest and penalties is charged by the State of Delaware on late filing of the franchise fees.

(c)
For the years 2000 and 2001, Stanford was late in paying its registered agent fee. Stanford has re-instated itself with The Company Corporation and will maintain itself in good standing with its registered agent in the future.

(d)	In re-instating itself in the State of Delaware, Stanford paid the following additional fees besides the registered agent fee of $150 and the annual payment to the State of Delaware:

State fee	$95
Recording fee	24
Service fee	90
Federal Express charges	18
$227

(v) Management fee

The directors and officers of Stanford have never received anything of value for their services nor have they received any compensation for the time they have spent on the business of Stanford. Nevertheless, recognition should be given for this service. Therefore, a charge of $500 per month has been determined as reasonable in the light of the inactivity of Stanford in prior years. This amount has been expensed in each period with an offsetting entry to Contributed Surplus. Basically, the accrual for management fees is a bookkeeping entry which will never have to be settled by Stanford in either cash or shares either now or in the future.

(vi) Office

Office expenses over the periods have related to photocopying, fax and delivery charges. Office expenses were higher in August 2002 due to photocopying charges for various documents and working papers being submitted to the auditors. For the year ended August 31, 2005, Stanford incurred printing costs relating to the filing of this prospectus, Federal Express charges for delivery of the prospectus to the SEC, for local courier charges and photocopying as well as the purchase of various office supplies. For the nine months ended May 31, 2006, Stanford incurred $313 for delivery and photocopying.

(vii) Rent

Stanford uses the premises of its President without having the liability to pay rent. A normal rent for a one room office located in a second class building in Vancouver would be approximately $350. The accounting treatment for rent is the same as for management fees above and telephone below.

(viii) Telephone

Stanford, at this time, does not have its own telephone number but rather uses as its business telephone number that of its President. Therefore, no charge has been incurred by Stanford but Stanford recognizes that there is a cost associated with a telephone and has accrued $200 per month as a reasonable charge. Similar to management fees and rent, the expense has been recognized in the periods noted above. It is the intention of Stanford to eventually seek its own office and install its own telephone system once it has the funds available to do so.

(ix) Transfer agent’s fees

The transfer agent for Stanford is Nevada Agency & Trust Company in Reno, Nevada. During 1999 Stanford paid a total of $2,610 in fees to the transfer agent consisting of $1,200 for Nevada Agency to be the registered transfer agent, $175 for obtaining a CUCIP number and $1,235 for the issuance of the share certificates to the shareholders. In 2000 to 2003, Stanford paid the annual fee to Nevada Agency to act as the transfer agent. No shares were required to be issued in years 2000 to 2005 other than a transfer from a previous director to a current director.

First Annual General Meeting to Shareholders

Stanford held its First Annual General Meeting of Shareholders (the “Meeting”) on September 19, 2003 in Vancouver, British Columbia Canada to approve various resolutions recommended by the Board of Directors to Stanford’s shareholders. The following resolutions were approved at the Meeting:

1.	the approval of the audited financial statements for the fiscal year ended August 31, 2002;

2.	the election of the Board of Directors comprising Glen Macdonald, Vera McCullough and William Nielsen;

3.	the appointment of Amisano Hanson as auditors for the ensuing year; and

4.	the approval of the issuance of a maximum 1,000,000 common shares at a price of $0.20 per share as indicated under this prospectus; and

The votes cast at the Meeting were a total of 1,887,000 representing 80% of the shares eligible to vote. The breakdown of shares was 620,000 shares were in person and 1,267,000 shares were by proxy.

Other factors and trends to be considered:

(i) Short and long-term trend liabilities

Stanford is unaware of any known trends, events or uncertainties that have or are reasonably likely to have a material impact on its business either in the long-term or long-term liquidity which have not been disclosed under Risk Factors - Page 7.

(ii) Internal and external sources of liquidity

There are no material internal and external sources of liquidity.

(iii) Commitments for capital expenditures

Stanford has no commitments for any capital expenditures of a significant amount and has not budgeted any funds from this Offering to purchase any assets of any nature.

(iv) Known trends, events or uncertainties having an impact on income.

Since Stanford is in the start-up stage and the SF claims have not produced any income, and there is a chance that they never will, management does not know of any trends, events or uncertainties that are reasonably expected to have a material impact on income in the future - refer to Risk Factor - 1 - page 6.

(v) Income from other sources.

Stanford knows of no significant elements of income or losses that do not arise from Stanford’s continuing operations. Until such time as Stanford has defined a mineable ore reserve it will not realize any income.

(vi) Changes in the financial statements.

Stanford does not know of any cause for any material changes from period to period in one or more line items of its financial statements as shown in this prospectus. These audited financial statements adhere with accounting principles generally accepted in the United States of America.

(vii) Seasonal aspects affecting the financial condition.

The only seasonal aspect known to Stanford which will affect its financial condition or results of operations is the weather. During the initial exploration stage, Stanford will only be able to explore the SF claim during the late spring, summer and early fall months due to the possibility of snow in winter. Winter weather conditions makes it difficult to obtain soil and rock samples, prospecting, trenching and removal of overburden. Refer to Location and Access on page 35.

(2) Interim Periods

Stanford has no historical financial information upon which to base an evaluation of its performance other than the audited financial statements filed with this prospectus. It is in the exploration stage and has not generated any revenues from operations to date. There is no guarantee that Stanford will have successful business operations. It is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of the SF claim, and possible cost overruns due to price and cost increases in services required during its exploration work.

To date Stanford has concentrated on the SF claim. In the future, Stanford will investigate other exploration properties to determine which ones are of merit and are of interest to Stanford. Subject to the availability of financing, Stanford will seek to increase its inventory of mineral properties and, if acceptable to management, enter into joint venture agreements to explore various other mineral properties of merit. No mineral properties or joint venture situations have been identified to date.

ITEM 18. DESCRIPTION OF PROPERTY
SF Claim

The description of the SF claim is more fully described under “Location and Access” and “Land Tenure” on page 35.

Advantage of incorporation in Delaware

Stanford was incorporated in the State of Delaware. Had it been incorporated in the Province of British Columbia it would be subject to both Provincial and Federal Taxes on its net income earned during the fiscal year. In addition, the Province of British Columbia has a capital tax over and above its corporate tax. Taking into consideration the Federal/Provincial corporate tax and the capital tax could result in Stanford paying half of its net income in taxes. Being a Delaware incorporated entity will result in Stanford paying only 15% tax in Canada which becomes a credit when filing a corporate tax return in the United States. To take advantage of this situation, Stanford will have to become an ex-provincially incorporated company in British Columbia. It has not yet taken the steps to do this and will not ex-provincially incorporate until such time as it has proven to have a viable ore reserve.

Investment Policy

Stanford is not limited on the percentage of assets which it may invest in and therefore can purchase other mineral claims in the future. A disposal of a major asset would result in the Board of Directors seeking shareholders’ approval since this would ensure no subsequent shareholder action could be brought against Stanford and its directors and officers. Stanford’s policy is to acquire assets, being mineral properties, primarily for income in the future rather than capital gains. It is the intention of Stanford to explore the SF claim in hopes of eventually developing it into becoming a producing mineral based property. In the interim period, management will invest idle funds into income bearing securities such as term deposits, interest bearing notes, etc.

ITEM 19. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stanford has never before filed a prospectus specified under Section 10(a) of the Securities Act of 1933. Stanford raised funds from its director’s relatives, friends and business associates as more fully described below.

A former director, Philip Yee, acquired 400,000 shares at $0.001 per share for cash consideration on February 24, 1999. Philip Yee is deemed to be a founder, organizer and initial shareholder of Stanford. Other than the shares he purchased, he received nothing of value from Stanford.

Douglas Symonds, a former President and director of Stanford, was transferred Mr. Yee’s shares for becoming a director and President of Stanford.

After the resignation of Mr. Symonds, Glen Macdonald acquired the 400,000 shares noted above from Mr. Symonds and he became the President of Stanford.

Vera McCullough, Secretary Treasurer and Director, has no shares in Stanford but is planning to acquire 25,000 shares under this Offering (refer to page 18). Vera McCullough has orally agreed to purchase these shares and when they are available for sale she will pay cash as will all investors under this Offering.

The shares registered to Glen Macdonald and the proposed shares to be purchased under this Offering by Vera McCullough are and will be restricted since they were and will be issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, the holders of these shares could sell a percentage of their shares every three months based on

1% of the outstanding stock in Stanford. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are “stop transfer” instructions placed against the stock of Glen Macdonald and a legend is imprinted on the stock certificate. This will be the same case for the future shares being purchased by Vera McCullough.

As of May 31, 2006, Glen Macdonald has the only shares restricted under Rule 144 totaling 400,000 shares.

Stanford did not use the services of an underwriter for the issuance of the above-mentioned shares and therefore no discounts or commissions were paid to anyone. All shares purchased were for cash consideration only.

Other than as set forth above, since inception there have not been any transactions that have occurred between Stanford and its officers, directors, promoters and five percent or greater shareholders.

ITEM 20. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

Market Information

Stanford’s stock is not presently traded or listed on any public market and therefore there is no established market price for the shares. Subsequent to the Effective Dated of Stanford’s registration statement under the Securities Act of 1933, it is anticipated one or more broker dealers may make a market in its securities over-the-counter, with quotations carried on the National Association of Securities Dealers, Inc.’s “OTC Bulletin Board”. There is no assurance Stanford will ever be quoted on the OTC Bulletin Board or any other exchange.

Stanford has no proposed symbol for the OTC Bulletin Board and there is no market maker for Stanford’s shares.

Stanford has 59 shareholders including its President.

There are no common shares subject to outstanding options, warrants or securities convertible into common equity of Stanford. The number of shares presently subject to Rule 144 is 400,000 shares. The share certificate has the appropriate legend affixed thereto. Presently, under Rule 144, the number of shares which could be sold, if an application is made, is 23,585 shares. The 400,000 shares, mentioned above, are the only shares issued by Stanford which are restricted. There are no shares being offered pursuant to an employee benefit plan or dividend reinvestment plan. In addition, there are no outstanding options or warrants to purchase common shares or shares convertible into common shares of Stanford.

Equity Compensation Plans

There are no securities authorized for issuance under equity compensation plans or individual compensation arrangements.

ITEM 21. EXECUTIVE COMPENSATION

There has been no compensation given to any of the directors or officers since inception. There are no stock options outstanding as at June 30, 2006 and no options have been granted in 2002, 2003, 2004 2005 or 2006, but it is contemplated that Stanford may issue stock options in the future to officers, directors, advisers and future employees.

Stanford has accrued $500 per month since its inception as management fees to give recognition to services provided by the directors and officers for which they are not paid. The directors and officers have agreed not to accept shares or cash in the future for the management fees accrued to date. Therefore, management fees have been expensed during the period they were recognized and credited to Contributed Surplus. The total amount of management fees so credited since inception is $46,500 (refer to page 49).

There are no employment contracts or termination of employment agreements in effect.

Initially Stanford will use independent workers and consultants on a part time basis. This will enable Stanford to not incur long-term contracts with any employee and will assist Stanford to utilize funds raised by way of this prospectus in the exploration of the SF claim and not the retention of employees during idle times.

Directors are not paid for meetings attended and there are no fees for telephone meetings. Nevertheless, Stanford has accrued telephone charges for each period since inception and credited a similar amount to Contributed Surplus. All travel and lodging expenses associated with directors’ meeting(s) are reimbursed by Stanford when incurred.

ITEM 22. FINANCIAL STATEMENTS

The following represents the audited financial statements for the year ended August 31, 2005.

(on Dale Matheson Carr-Hilton Labonte letter head)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Stanford Management Ltd.,

We have audited the balance sheet of Stanford Management Ltd. as at August 31, 2005 and 2004 and the statements of operations, stockholders’ deficiency and cash flows for the years then ended and for the cumulative period from September 24, 1998 (inception) to August 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The Company’s financial statements at August 31, 2003 and for the year then ended, and for the period September 24, 1998 (date of inception) to August 31, 2003 were audited by other auditors whose report dated November 21, 2003 included an explanatory paragraph regarding the Company’s ability to continue as a going concern. The financial statements for the period ended September 24, 1998 (date of inception) to August 31, 2003 reflect a total net loss of $98,072 of the related cumulative totals. The other auditors’ report have been furnished to us, and our opinion, insofar as it relates to amounts included for such prior period, is based solely on the reports of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2005 and 2004 and the results of its operations and its cash flows and changes in stockholders’ deficiency for the year then ended and for the period from September 24, 1998 (date of inception) to August 31, 2005 in conformity with accounting principles generally accepted in United Stated of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, to date the Company has reported net losses since inception from operations and requires additional funds to meet its obligations and fund the cost of its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                DALE MATHESON CARR-HILTON LABONTE
Vancouver, Canada                                    Chartered Accountants
April 11, 2006

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	Amisano Hanson
Chartered Accountants

INDEPENDENT AUDITORS' REPORT

To the Stockholders,
Stanford Management Ltd.

We have audited the accompanying balance sheets of Stanford Management Ltd. (A Pre-exploration Stage Company) as of August 31, 2003 and 2002 and the related statements of operations, stockholders' deficiency and cash flows for the three year period ended August 31, 2003 and for the period September 24, 1998 (Date of Incorporation) to August 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of Stanford Management Ltd. as of August 31, 2003 and 2002 and the results of its operations and its cash flows for three year period ended August 31, 2003 and for the period from September 24, 1998 (Date of Incorporation) to August 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the pre-exploration stage, and has no established source of revenue and is dependent on its ability to raise capital from shareholders or other sources to sustain operations. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                   AMISANO HANSON
Vancouver, Canada                                              Chartered Accountants
November 21, 2003

750 WEST PENDER STREET, SUITE 604 TELEPHONE: 604-689-0188
VANCOUVER CANADA FACSIMILE: 604-689-9773

STANFORD MANAGEMENT LTD.
(A Pre-exploration Stage Company)
BALANCE SHEETS

LIABILITIES	August 31, 2005	August 31, 2004

Current Liabilities
Accounts payable and accrued liabilities	$ 48,573	$ 39,392
Due to related parties - Note 4	26,434	11,613

	75,007	51,005

STOCKHOLDERS’ DEFICIENCY

Common stock $0.001 par value
25,000,000 authorized
2,358,500 outstanding (August 31,2004: 2,385,500)	2,358	2,358
Additional paid in capital	3,092	3,092
Donated Capital - Note 7	88,200	75,600
Deficit accumulated during the pre-exploration stage	(168,657)	(132,055)

	(75,007)	(51,005)

	$ -	$ -

Going Concern Contingency (Note 1)

The accompanying notes are an integral part of these financial statements.

STANFORD MANAGEMENT LTD.
(A Pre-exploration Stage Company)
STATEMENTS OF OPERATIONS

	Year ended August 31, 2005	Year ended August 31, 2004	September 24, 1998 (Inception) to August 31, 2005
Expenses
Bank charges and interest	$ 1,431	$ 1,001	$ 3,751
Consulting	-	6,000	6,000
Exploration expenses	3,510	1,544	9,748
Filing fees	257	235	2,022
Management fees - Note 7	6,000	6,000	42,000
Office and general	4,869	3,122	8,767
Professional fees	1,735	8,281	40,344
Rent - Note 7	4,200	4,200	29,400
Telephone - Note 7	2,400	2,400	16,800
Transfer agent’s fees	1,200	1,200	9,825

	36,602	33,983	168,657

Net loss for the year	$(36,602)	$ (33,983)	$ (168,657)

Basic and diluted loss per share	$(0.02)	$ (0.01)

Weighted average number of shares outstanding	2,358,500	2,358,500

The accompany notes are an integral part of these financial statements.

STANFORD MANAGEMENT LTD.
(A Pre-exploration Stage Company)
STATEMENTS OF CASH FLOWS

	Year ended August 31, 2005	Year ended August 31, 2005	September 24, 1998 (Inception) to August 31 2005

Cash flows from Operating Activities
Net loss for the year	$(36,602)	$(33,983)	$(168,657)
Non-cash administrative expenses	12,600	12,600	88,200
Changes in non-cash working capital
Item
Accounts payable and accrued
Liabilities	9,181	19,838	48,573

Cash used in operating activities	(14,821)	(1,545)	(31,884)

Cash flows from Financing Activities
Capital stock issued	-	-	5,450
Due to related party	14,821	1,545	26,434

Cash provided by financing activities	-	-	31,884

Change in cash during the year	-	-	-

Cash, beginning of the year	-	-	-

Cash, end of the year	$ -	$ -	$ -

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -

Non-cash transaction - Note 7

The accompanying notes are an integral part of these financial statements

STANFORD MANAGEMENT LTD.
(A Pre-exploration Stage Company)
STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
for the period September 24, 1998 (Inception) to August 31, 2005

	Number	Par Value	Additional Paid-in Capital	Donated Capital (Note 7)	Deficit Accumulated During the Pre- exploration Stage	Total

Capital stock issued
For cash - at $0.001	2,015,000	$ 2,015	$ -	$ -	$ -	$ 2,015
- at $0.01	343,500	343	3,092	-	-	3,435
Donated capital	-	-	-	12,600	-	12,600
Net loss for the period	-	-	-	-	(17,294)	(17,294)

Balance, August 31, 1999	2,358,500	2,358	3,092	12,600	(17,294)	756
Donated capital	-	-	-	12,600	-	12,600
Net loss for the year	-	-	-	-	(15,583)	(15,583)

Balance, August 31, 2000	2,358,500	2,358	3,092	25,200	(32,877)	(2,227)
Donated capital	-	-	-	12,600	-	12,600
Net loss for the year	-	-	-	-	(18,415)	(18,415)

Balance, August 31, 2001	2,358,500	2,358	3,092	37,800	(51,292)	(8,042)
Donated capital	-	-	-	12,600	-	12,600
Net loss for the year	-	-	-	-	(18,160)	(18,160)

Balance, August 31, 2002	2,358,500	2,358	3,092	50,400	(69,452)	(13,602)
Donated capital	-	-	-	12,600	-	12,600
Net loss for the year	-	-	-	-	(28,620)	(28,620)

Balance, August 31, 2003	2,358,500	2,358	3,092	63,000	(98,072)	(29,622)
Donated capital	-	-	-	12,600	-	12,600
Net Loss for the year	-	-	-	-	(33,983)	(33,983)

Balance, August 31, 2004	2,358,500	2,358	3,092	75,600	(132,055)	(51,005)
Donated capital	-	-	-	12,600	-	12,600
Net loss for the year	-	-	-	-	(36,602)	(36,602)

Balance, August 31
2005	2,235,500	$ 2,358	$ 3,092	$ 88,200	$ (168,657)	$ (75,007)

The accompanying notes are an integral part of these financial statements.

STANFORD MANAGEMENT LTD.
(A Pre-exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
August 31, 2005 and August 31, 2004

Note 1  Nature and Continuance of Operations

The Company was incorporated under the laws of the State of Delaware on September 24, 1998.

The Company is in the pre-exploration stage. The Company has staked a mineral claim and has not yet determined whether this property contains reserves that are economically recoverable. The recoverability of amount from the property will be dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying property, the ability of the Company to obtain necessary financing to explore and complete and development of the property and upon future profitable production or proceeds for the sale thereof.

Going Concern

These financial statements have been prepared on a going concern basis. The Company has accumulated a deficit of $168,657 since inception and at August 31, 2004 has a working capital deficiency totaling $75,007. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations with they become due and ultimately to generate profitable operations in the future. The Company’s current operating expenses are being funded by way of loans from a director. Refer to Note 4.

The Company is currently completing a form SB-2 Registration Statement with the Securities and Exchange Commission in connection with a planned prospectus offering of up to 1,000,000 shares of the Company’s common stock at a price of $0.20.

Note 2  Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Pre-exploration Stage Company

The Company complies with Financial Accounting Standard Board Statement No. 7, and Securities and Exchange Commission Act Guide 7 for its characterization of the Company as pre-exploration stage.

STANFORD MANAGEMENT LTD.
(A Pre-exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
August 31, 2005 and August 31, 2004

Note 2  Summary of Significant Accounting Policies - (cont’d)

Mineral Property

The Company has been in the pre-exploration stage since its formation on September 24, 1998 and has not realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mineral properties. Mineral property acquisition, exploration and development costs are expensed as incurred until such time as economic reserves are quantified. The recoverability of capitalized costs of mineral properties are presumed to be insupportable under FASB Statement No. 144 prior to determining the existence of a commercially minable deposit, as contemplated by Industry Guide 7 for mining companies in the exploration stage. Further, the Company has considered the guidance under EITF 04-2 and has determined that capitalization of mineral property acquisition costs is inappropriate at the current stage of the Company’s mineral property exploration activities.  When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property will be capitalized. Such costs will be amortized using the unit-of-production method over the estimated life of a probable reserve.

As of the date of these financial statements, the Company has only incurred exploration costs which have been charged to operations. To date the Company has not established any proven or probable reserves on its mineral properties. The Company has adopted the provisions of SFAS No. 143 “Accounting for Asset Retirement Obligations” which establishes standards for the initial measurement and subsequent accounting for obligations associated with the sale, abandonment, or other disposal of long-term tangible assets arising from the acquisition, construction or development and for normal operations of such assets. As of August 31, 2005, any potential costs related to the retirement of the Company’s mineral property interests have not yet been determined.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Foreign Currency Translations

The financial statements are presented in United States dollars. In accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52. “Foreign Currency Translations”. Foreign denominated monetary assets and liabilities are translated to their United States dollar equivalents using foreign exchange rates which prevailed at the

STANFORD MANAGEMENT LTD.
(A Pre-exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
August 31, 2005 and August 31, 2004

Note 2  Summary of Significant Accounting Policies - (cont’d)

Foreign Currency Translations

balance sheet date. Revenue and expenses are translated at the average rates of exchange during the period. Certain translation adjustments are reported as a separate component of stockholders’ equity, whereas gains or losses resulting from foreign currency translations are included in results of operations.

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitments to plan of action based on the then known facts.

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109 “Accounting for Income Taxes”.
The Financial Accounting Standards Board issued Statement Number 109 in Accounting for Income Taxes (“FASB 109”) which is effective for fiscal years beginning after December 15, 1992.. FASB 109 requires the use of asset and liability method of accounting for income taxes. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expect to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Basic Loss Per Share

The Company reports basic loss per share in accordance with the Statement of Financial Accounting Standards No. 128, “Earnings Per Share”. Basic loss per share is computed using the weighted average number of shares outstanding during the period. Diluted loss per share has not been provided as it would be antidilutive.

STANFORD MANAGEMENT LTD.
(A Pre-exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
August 31, 2005 and August 31, 2004

Note 2  Summary of Significant Accounting Policies - (cont’d)

Financial Instruments

The carrying value of accounts payable and accrued liabilities and due to related parties approximates fair value because of the short maturity of these instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Stock-based Compensation

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure”, an amendment of Financial Accounting Standard No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”). The purpose of SFAS No. 148 is to: (1) provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, (2) amend the disclosure provisions to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation, and (3) to require disclosure of those effects in interim financial information. As the Company has not granted any stock options no pro-forma disclosure has been provided.

The Company has elected to account for stock options granted to employees and officers using the intrinsic value based method in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, (“APB No. 25”) and comply with the disclosure provisions of SFAS N0. 123 as amended by SFAS No. 148 as described above. Under APB No. 25, compensation expense is recognized based on the difference, if any, on the date of the grant between the estimated fair value of the Company’s common stock and the amount an employee must pay to acquire the stock. Compensation expense is recognized immediately for past services and pro-rata for future services over the option-vesting period. In addition, with respect to stock options granted to employees, the results of applying the fair value method using the Black-Scholes option price model. In accordance with SFAS No. 123, the Company applies the fair method using the Black-Scholes option-pricing model in accounting for options granted to consultants.

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force in Issue No. 96-18 (“EITF 96-18”). Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods and services as defined by EITF 96-

STANFORD MANAGEMENT LTD.
(A Pre-exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
August 31, 2005 and August 31, 2004

Note 2   Summary of Significant Accounting Policies - (continued)

Stock-based Compensation - continued

18. The Company has not adopted a stock option plan and has not granted any stock options. Accordingly, no stock-based compensation has been recorded to date.

Recent Accounting Pronouncements

In March 2004, the FASB issued EITF No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In October 2004, the FASB delayed the recognition and measurement provisions of EITF 03-1 until implementation guidance is issued. The disclosure requirements are effective for annual periods ending after June 15, 2004, and remain in effect. Management believes that the adoption of EITF 03-01 will not have a material impact on the Company’s financial conditions or results of operations.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment (“SFAS 123)”), which requires the compensation cost related to share-based payments, such as stock options and employee stock purchase plans, be recognized in the financial statements based on the grant-date fair value of the award. SFAS 123(R) is effective for all interim periods beginning after December 15, 2005. Management is currently evaluating the impact which the adoption of this standard will have on the Company’s financial condition or results of operations, should the Company grant stock options in the future.

In December 2004, the FASB issued SFAS No. 153, Exchange of Non-monetary Assets, an amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions (“SFAS 153”) SFAS 153 requires the exchange of non-monetary assets are to be measured based on fair value and eliminates the exception for exchanges of non-monetary, similar productive assets, and adds an exemption for non-monetary exchanges that do not have commercial substance. SFAS 153 will be effective for fiscal periods beginning after June 15, 2005. Management does not believe the adoption of this standard will have a material impact on the Company’s financial condition or results of operations.

Note 3  Mineral Claims (unproven)

The Company has a 100% interest in an 18 unit metric mineral claim known as the SF claim located in the Tulameen Mining Division located 11 miles northwest of Princeton, British Columbia, Canada. The claim has not been proven to have a commercially viable reserve and therefore all costs for exploration and retaining the property has been expensed.

STANFORD MANAGEMENT LTD.
(A Pre-exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
August 31, 2005 and August 31, 2004

Note 4  Due to Related Parties

Amounts due to related parties are comprised of advances from to directors of the Company and are unsecured, do not bear interest and have no fixed repayment terms.

Note 5  Deferred Tax Assets

The following table summarizes the significant components of the Company’s deferred tax assets:
Total
Deferred tax assets

Non-capital loss carryforward	$ 21,600
Less: valuation allowance	(21,600)
$ -

The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carry forwards that is likely to be realized from future operations. The Company has provided a 100% valuation allowance against its deferred tax assets given that it is in the pre-exploration stage and there is substantial uncertainty as to the Company’s ability to realize future benefits.

Note 6  Income Taxes

No provision for income taxes has been provided in these financial statements due to the net loss. At August 31, 2005 the Company has net operating loss carryforwards, of approximately $169,000 Which may be available to reduce taxable income in future years. These losses expire commencing in 2020. The benefit of which has not been recorded in the financial statements.

Note 7  Donated Capital

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows. Directors and officers of the Company have provided certain administrative services at no charge. The fair value of these services has been recorded as donated capital as follows:

STANFORD MANAGEMENT LTD.
(A Pre-exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
August 31, 2005 and August 31, 2004

Note 7  Donated Capital - Continued

	2005	2004	September 24 1998 (Inception) To August 31, 2005

Management fees	$6,000	$ 6,000	$42,000
Rent	4,200	4,200	29,400
Telephone	2,400	2,400	16,800

	$12,600	$12,600	$88,200

STANFORD MANAGEMENT LTD.
(A Pre-exploration Stage Company)
BALANCE SHEETS

LIABILITIES	May 31, 2006 (Unaudited)	August 31, 2005

Current Liabilities
Accounts payable and accrued liabilities	$ 51,593	$ 48,573
Due to related parties - Note 5	43,244	26,434

	94,837	75,007

STOCKHOLDERS’ DEFICIENCY

Common stock $0.001 par value
25,000,000 authorized
2,358,500 outstanding (August 31,2005: 2,385,500)	2,358	2,358
Additional paid in capital	100,742	91,292
Deficit accumulated during the pre-exploration stage	(197,937)	(168,657)

	(94,837)	(75,007)

Total liabilities and stockholders’ deficiency	$ -	$ -

Going Concern Contingency (Note 2)

The accompanying notes are an integral part of these interim unaudited financial statements.

STANFORD MANAGEMENT LTD.
(A Pre-exploration Stage Company)
INTERIM STATEMENTS OF OPERATIONS

(Unaudited)

	Three months ended May 31, 2006	Three months ended May 31, 2005	Nine months ended May 31, 2006	Nine months ended May 31, 2005	Sept. 24, 1998 (Inception) to May 31, 2006
Expenses
Bank charges and interest	$ 509	$ 378	$ 1,395	$ 1,017	$ 5,145
Consulting	-	-	-	-	6,000
Exploration expenses	-	-	3,722	3,510	13,470
Filing fees	-	-	-	58	2,022
Management fees - Note 8	1,500	1,500	4,500	4,500	46,500
Office and general	102	439	312	804	9,080
Professional fees	2,370	3,000	13,201	9,885	53,545
Rent - Note 8	1,050	1,050	3,150	3,150	32,550
Telephone - Note 8	600	600	1,800	1,800	18,600
Transfer agent’s fees	1,200	1,200	1,200	1,200	11,025

Net loss	$ (7,331)	$ (8,167)	$ (29,280)	$ (25,924)	$ (197,937)

Basic and diluted loss per share	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)

Weighted average number of shares outstanding	2,358,500	2,358,500	2,358,500	2,358,500

The accompany notes are an integral part of these interim unaudited financial statements.

STANFORD MANAGEMENT LTD.
(A Pre-exploration Stage Company)-3
INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine months ended May 31, 2006	Nine months ended May 31, 2005	September 24, 1998 (Inception) to May 31, 2006
Cash flows from Operating Activities
Adjustment to reconcile net loss to net cash Used in operating activities:
Net loss	$ (29,280)	$ (25,924)	$ (197,937)
Donated services	9,450	9,450	97,650

Changes in non-cash working capital item

Accounts payable and
accrued liabilities	3,020	5,396	51,593

Cash used in operating activities	(16,810)	(11,078)	(48,694)

Cash flows from Financing Activities

Capital stock issued	-	-	5,450
Due to related parties	16,810	11,078	43,244

Cash provided by financing activities	16,810	11,078	48,694

Change in cash during the period	-	-	-

Cash, beginning of the period	-	-	-

Cash, end of the period	$ -	$ -	$ -

Supplemental disclosure of cash flow information:
Cash paid for:

Interest	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -

The accompanying notes are an integral part of these interim unaudited financial statements

STANFORD MANAGEMENT LTD.
(A Pre-exploration Stage Company)
STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
for the period September 24, 1998 (Inception) to May 31, 2006
(Unaudited)
	Number	Par Value	Additional Paid-in Capital	Deficit Accumulated During the Pre- exploration Stage	Total
Capital stock issued
For cash - at $0.001	2,015,000	$ 2,015	$ -	$ -	$ 2,015
- at $0.01	343,500	343	3,092	-	3,435
Donated capital	-	-	12,600	-	12,600
Net loss for the period	-	-	-	(17,294)	(17,294)

Balance, August 31, 1999	2,358,500	2,358	15,692	(17,294)	756
Donated capital	-	-	12,600	-	12,600
Net loss for the year	-	-	-	(15,583)	(15,583)

Balance, August 31, 2000	2,358,500	2,358	28,292	(32,877)	(2,227)
Donated capital	-	-	12,600	-	12,600
Net loss for the year	-	-	-	(18,415)	(18,415)

Balance, August 31, 2001	2,358,500	2,358	40,892	(51,292)	(8,042)
Donated capital	-	-	12,600	-	12,600
Net loss for the year	-	-	-	(18,160)	(18,160)

Balance, August 31, 2002	2,358,500	2,358	53,492	(69,452)	(13,602)
Donated capital	-	-	12,600	-	12,600
Net loss for the year	-	-	-	(28,620)	(28,620)

Balance, August 31, 2003	2,358,500	2,358	66,092	(98,072)	(29,622)
Donated capital	-	-	12,600	-	12,600
Net Loss for the year	-	-	-	(33,983)	(33,983)

Balance, August 31, 2004	2,358,500	2,358	78,692	(132,055)	(51,005)
Donated capital	-	-	12,600	-	12,600
Net loss for the year	-	-	-	(36,602)	(36,602)

Balance, August 31,
2005	2,235,500	2,358	91,292	(168,657)	(75,007)
Donated capital	-	-	9,450	-	9,450
Net loss for the period	-	-	-	(29,280)	(29,280)
Balance, May 31, 2006,	2,358,500	$ 2,358	$ 100,742	$ (197,937)	$ (94,837)

The accompanying notes are an integral part of these interim unaudited financial statements.

STANFORD MANAGEMENT LTD.
(A Pre-exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
May 31, 2006

(Unaudited)

Note 1  Interim Reporting

While the information presented in the accompanying interim nine months financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. All adjustments are of a normal recurring nature. It is suggested that these financial statements be read in conjunction with the Company’s August 31, 2005 annual financial statements.

Note 2  Nature and Continuance of Operations

The Company was incorporated under the laws of the State of Delaware on September 24, 1998.

The Company is in the pre-exploration stage. The Company has staked a mineral claim and has not yet determined whether this property contains reserves that are economically recoverable. The recoverability of amounts from a capitalized property will be dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying property, the ability of the Company to obtain necessary financing to explore and complete the development of the property and upon future profitable production or proceeds for the sale thereof.

Going Concern

These financial statements have been prepared on a going concern basis. The Company has accumulated a deficit of $197,937 since inception and at May 31, 2006 has a working capital deficiency totaling $94,837. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations with they become due and ultimately to generate profitable operations in the future. The Company’s current operating expenses are being funded by way of loans from a director. Refer to Note 5.

The Company is currently completing a form SB-2 Registration Statement with the Securities and Exchange Commission (“SEC”) in connection with a planned prospectus offering of up to 1,000,000 shares of the Company’s common stock at a price of $0.20.

Note 3  Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

STANFORD MANAGEMENT LTD.
(A Pre-exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
May 31, 2006

(Unaudited)

Note 3  Summary of Significant Accounting Policies - (cont’d)

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Pre-exploration Stage Company

The Company complies with the Financial Accounting Standards Board (“FASB”) Statement No. 7, and SEC Act Guide 7 for its characterization of the Company as pre-exploration stage.

Mineral Property

The Company has been in the pre-exploration stage since its formation on September 24, 1998 and has not realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mineral properties. Mineral property acquisition, exploration and development costs are expensed as incurred until such time as economic reserves are quantified. The recoverability of capitalized costs of mineral properties are presumed to be insupportable under FASB Statement No. 144 prior to determining the existence of a commercially minable deposit, as contemplated by Industry Guide 7 for mining companies in the exploration stage. Further, the Company has considered the guidance under EITF 04-2 and has determined that capitalization of mineral property acquisition costs is inappropriate at the current stage of the Company’s mineral property exploration activities.  When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property will be capitalized. Such costs will be amortized using the unit-of-production method over the estimated life of a probable reserve.

As of the date of these financial statements, the Company has only incurred exploration costs which have been charged to operations. To date the Company has not established any proven or probable reserves on its mineral properties. The Company has adopted the provisions of SFAS No. 143 “Accounting for Asset Retirement Obligations” which establishes standards for the initial measurement and subsequent accounting for obligations associated with the sale, abandonment, or other disposal of long-term tangible assets arising from the acquisition, construction or development and for normal operations of such assets. As of May 31, 2006 and August 31, 2005, any potential costs related to the retirement of the Company’s mineral property interests have not yet been determined.

STANFORD MANAGEMENT LTD.
(A Pre-exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
May 31, 2006
(Unaudited)

Note 3  Summary of Significant Accounting Policies - (cont’d)

Use of Estimates and Assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Foreign Currency Translations

The financial statements are presented in United States dollars. In accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52. “Foreign Currency Translations”. Foreign denominated monetary assets and liabilities are translated to their United States dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at the transaction date. Revenue and expenses are translated at the average rates of exchange during the period. Certain translation adjustments are reported as a separate component of stockholders’ equity, whereas gains or losses resulting from foreign currency translations are included in results of operations.

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitments to plan of action based on the then known facts.

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to SFAS, No. 109 “Accounting for Income Taxes”.

The FASB issued Statement Number 109 in Accounting for Income Taxes (“FASB 109”) which is effective for fiscal years beginning after December 15, 1992. FASB 109 requires the use of the asset and liability method of accounting for income taxes. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using

STANFORD MANAGEMENT LTD.
(A Pre-exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
May 31, 2006

(Unaudited)

Income Taxes - Continued

enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Note 3  Summary of Significant Accounting Policies - (cont’d)

Basic Loss Per Share

The Company computes loss per share in accordance with the SFAS No. 128, “Earnings Per Share” which requires presentation of both basic and diluted earning per share on the face of the statement of operations. Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period including stock options using the treasury stock method. Diluted loss per share excludes all potential common shares if their effect is anti-dilutive.

Financial Instruments

The carrying value of accounts payable and accrued liabilities and due to related parties approximates fair value because of the short maturity of these instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Stock-based Compensation

Effective March 1, 2006, the Company adopted SFAS No. 123 (revised 2004) (SFAS No. 123R), “Share-Based Payment”, which addresses the accounting for stock-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. In January 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 107, which provides supplemental implementation guidance for SFAS No. 123R. SFAS No. 123R eliminates the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and instead generally requires that such transactions be accounted for using a fair-value-based method. The Company uses the Black-Scholes-Merton option-pricing model to determine the fair-value of stock-based awards under SFAS No. 123R, consistent with that used for pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation. The Company has elected the modified prospective transition method as permitted by SFAS No. 123R and accordingly prior periods have not been restated to

STANFORD MANAGEMENT LTD.
(A Pre-exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
May 31, 2006
(Unaudited)

Note 3   Summary of Significant Accounting Policies - (cont’d)

Stock-based Compensation - (cont’d)

reflect the impact of SFAS No. 123R. The modified prospective transition method requires that stock-based compensation expense be recorded for all new and unvested stock options, restricted stock, restricted stock units, and employee stock purchase plan shares that are ultimately expected to vest as the requisite service is rendered beginning on January 1, 2006 the first day of the Company’s fiscal year 2006. Stock-based compensation expense for awards granted prior to January 1, 2006 is based on the grant date fair-value as determined under the pro forma provisions of SFAS No. 123. In accordance with SFAS No. 123R, beginning in the first quarter of 2006 the Company will present excess tax benefits from the exercise of stock-based compensation awards as a financing activity in the condensed consolidated statement of cash flows.

Prior to the adoption of SFAS No. 123R, the Company measured compensation expense for its employee stock-based compensation plans using the intrinsic value method prescribed by APB Opinion No. 25. The Company applied the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure”, as if the fair-value-based method had been applied in measuring compensation expense. Under APB Opinion No. 25, when the exercise price of the Company’s employee stock options was equal to the market price of the underlying stock on the date of the grant, no compensation expense was recognized.

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force (“EITF”) in Issue No. 96-18 (“EITF 96-18”). Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods and services as defined by EITF 96-18.

The Company has not adopted a stock option plan and has not granted any stock options. Accordingly, no stock-based compensation has been recorded to date.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 153, “Exchange on Non-Monetary Assets”, an amendment of APB Opinion No. 29, “Accounting for Non-Monetary Transactions” (“SFAS 153”). SFAS 153 requires that exchanges of non-monetary assets are to be measured based on fair value and eliminates the exception for

STANFORD MANAGEMENT LTD.
(A Pre-exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
May 31, 2006
(Unaudited)

Note 3   Summary of Significant Accounting Policies - (cont’d)

Recent Accounting Pronouncements - continued

exchanges of non-monetary, similar productive assets, and adds an exemption for non-monetary exchanges that do not have commercial substance. SFAS 153 will be effective for fiscal periods beginning after June 15, 2005. Management does not believe that the adoption of this standard will have a material impact on the Company’s financial condition or results of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting for Changes and Error Corrections - A Replacement of APB Opinion No. 20” and FASB Statement No. 3. Under the provisions of SFAS No. 154, a voluntary change in accounting principle requires retrospective application to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. A change in depreciation, amortization, or depletion method for long-lived, non-financial assets must be accounted for as a change in accounting estimates affected by a change in accounting principles. The guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimates was not changed. The Company implemented this new standard beginning January 1, 2006. This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”, to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value

STANFORD MANAGEMENT LTD.
(A Pre-exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
May 31, 2006
(Unaudited)

Note 3   Summary of Significant Accounting Policies - (cont’d)

Recent Accounting Pronouncements - continued

measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006.  This adoption of this statement is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

Note 4  Mineral Claims (unproven)

The Company has a 100% interest in an 18 unit metric mineral claim known as the SF claim located in the Tulameen Mining Division located 11 miles northwest of Princeton, British Columbia, Canada. The claim has not been proven to have a commercially viable reserve and therefore all costs for exploration and retaining the property has been expensed.

Note 5  Due to Related Parties

Amounts due to related parties are comprised of advances from to directors of the Company and are unsecured, do not bear interest and have no fixed repayment terms.

Note 6  Deferred Tax Assets

The following table summarizes the significant components of the Company’s deferred tax assets:
August 31, 2005
Deferred tax assets

Non-capital loss carryforward	$ 21,600
Less: valuation allowance	(21,600)
$ -

The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carry forwards that is likely to be realized from future operations. The Company has provided a 100% valuation allowance against its deferred tax assets given that it is in the pre-exploration stage and there is substantial uncertainty as to the Company’s ability to realize future benefits.

STANFORD MANAGEMENT LTD.
(A Pre-exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
May 31, 2006

(Unaudited)

Note 7 Income Taxes

No provision for income taxes has been provided in these financial statements due to the net loss. At May 31, 2006 the Company has net operating loss carryforwards, of approximately $190,000 which may be available to reduce taxable income in future years. These losses expire commencing in 2020. The benefit of which has not been recorded in the financial statements.

Note 8  Donated Capital

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows. Directors and officers of the Company have provided certain administrative services at no charge. The estimated fair value of these services has been recorded as donated capital as follows:

	Three months ended May 31, 2006	Three months ended May 31, 2005	Nine months ended May 31, 2006	Nine months ended May 31, 2005	Sept. 24, 1998 (inception) to May 31, 2006

Management Fees	$ 1,500	$ 1,500	$ 4,500	$ 4,500	$ 46,500

Rent	1,050	1,050	3,150	3,150	32,550

Telephone	600	600	1,800	1,800	18,600

	$ 3,150	$ 3,150	$ 9,450	$ 9,450	$ 97,650

ITEM 23. CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS ON ACCOUNT AND FINANCIAL DISCLOSURE

On June 30, 2005, Amisano Hanson, Chartered Accountants, resigned as our independent accountants. Amisano Hanson’s audit report on our financial statements for the fiscal year ended August 31, 2003 and for either of the past two years prior to termination of the engagement did not contain an adverse opinion, a disclaimer of opinion, or was not modified as to uncertainty, audit scope or accounting principles, except with respect to going concern.

The nature of the audit opinion issued by Amisano Hanson for the financial statements for the year ended August 31, 2003 and 2002 were not qualified by them in that they stated in their report that the financial statement presented fairly, in all material respects, the financial position of the Company as of August 31, 2003 and 2002 and the results of its operations and its cash flows for the two years ended August 31, 2003 and 2002 and for the period from September 24, 1998 (Date of Inception) to August 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Amisano Hanson stated in their report that the financial statements had been prepared assuming that the Company will continue as a going concern but since there was no established source of revenue and the Company is dependent on its ability to raise capital from shareholders or other sources to sustain operations it raised substantial doubt that the Company would be able to continue as a going concern.

The decision to change independent accountants was approved by the Board of Directors.

There was no disagreement with Amisano Hanson, Chartered Accountants, on any matters of accounting principles or practices, financial statements disclosure or auditing scope or procedures, which if not resolved to Amisano Hanson’s satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report for the past two years ended August 31, 2003 and 2002 and for any subsequent interim period through the date of resignation on June 30, 2005..

On September 15, 2005, Stanford engaged the services of Dale Matheson Carr-Hilton Labonte, Chartered Accountants, as our independent accountants. We did not consult with Dale Matheson Carr-Hilton Labonte, Chartered Accountants, prior to the date of engagement regarding the application of accounting principles, the type of audit opinion that might be rendered by Dale Matheson Carr-Hilton Labonte, Chartered Accountants, on any other similar matter.